As filed with the Securities and Exchange Commission on October 10, 1995
                                                Securities Act File No. 33-54016
                                        Investment Company Act File No. 811-7326

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM N-1A

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]
                         Pre-Effective Amendment No.                         [ ]
                         Post-Effective Amendment No.4                       [X]

                                     and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      [X]

                                Amendment No. 6                              [X]

                        (Check appropriate box or boxes)

                                   ----------

                          GABELLI INVESTOR FUNDS, INC.
               (Exact Name of Registrant as Specified in Charter)

                 One Corporate Center, Rye, New York 10580-1434
                     (Address of Principal Executive Office)
                  Registrant's Telephone Number (800) 422-3554

                                 Bruce N. Alpert
                               Gabelli Funds, Inc.
                 One Corporate Center, Rye, New York 10580-1434
                     (Name and Address of Agent for Service)

                                   ----------

                                   Copies to:
   James E. McKee, Esq.                            Richard T. Prins, Esq.
   Gabelli Funds, Inc.                      Skadden, Arps, Slate, Meagher & Flom
  One Corporate Center                               919 Third Avenue
Rye, New York 10580-1434                         New York, New York 10022
                                                      (212) 735-2000

                                   ----------

      It is proposed that this filing will be effective (check appropriate box):
                [X]   immediately upon filing pursuant to paragraph (b); or
                [ ]   on (date) pursuant to paragraph (b); or
                [ ]   60 days after filing pursuant to paragraph (a); or
                [ ]   75 days after filing pursuant to paragraph (a)(2)
                [ ]   on (date) pursuant to paragraph (a) of Rule 485

      If appropriate, check the following box:
                [ ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                                   ----------

The Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933, as amended, pursuant to Section (c)(1) of Rule 24f-2 under the Investment Company Act of 1940, as amended. The Rule 24f-2 Notice for the Registrant for the fiscal year ended December 31, 1994 was filed on February 28, 1995.

================================================================================

                                                    GABELLI INVESTOR FUNDS, INC.

                                                              FORM N-1A

                                                        CROSS REFERENCE SHEET

------------------------------------------------------------------------------------------------------------------------------------
Part A
Item No.                                           Prospectus Heading
-------                                            ----------------
 1.   Cover Page ................................  Cover Page
 2.   Synopsis ..................................  Prospectus Summary; Table of Fees and Expenses for the Fund
 3.   Condensed Financial Information ...........  Financial Highlights
 4.   General Description of Registrant .........  Cover Page; Investment Objective  and Policies; Risk Factors; General Information
 5.   Management of the Fund ....................  Management of the Fund; Investment Objective  and Policies; Risk Factors; General
                                                   Information
 5(a) Management's Discussion of the Fund
      Performance ...............................  Not Applicable
 6.   Capital Stock and Other Securities ........  Management of the  Fund; Dividends, Distributions and Taxes;  General Information
 7.   Purchase of Securities Being Offered ......  Management of the Fund;  Distribution Plan; Purchase of Shares;  Retirement Plans
 8.   Redemption or Repurchase ..................  Redemption of Shares
 9.   Pending Legal Proceedings .................  Not applicable

Part B                                             Location in Statement of
Item No.                                           Additional Information
-------                                            ------------------
10.   Cover Page ................................  Cover Page
11.   Table of Contents .........................  Table of Contents
12.   General Information and History ...........  Notes to Financial Statements; See Prospectus -- "General Information"
13.   Investment Objective and Policies .........  Investments; Investment Restrictions; See Prospectus -- "Investment Objective and
                                                   Policies and Related Risk Factors"
14.   Management of the Fund ....................  The   Adviser;  The  Distributor;  Directors  and  Officers;  See  Prospectus  --
                                                   "Management of the Fund"
15.   Control Persons and Principal Holders
      of Securities .............................  Management of the Fund; See Prospectus -- "Management of the Fund"
16.   Investment Advisory and Other Services ....  The  Adviser;   The  Distributor;  Directors  and  Officers;  See  Prospectus  --
                                                   "Management of the Fund"
17.   Brokerage Allocation and Other Practices ..  Portfolio Transactions and Brokerage
18.   Capital Stock and Other Securities ........  Dividends,   Distributions   and   Taxes;  Notes  to  Financial  Statements;  See
                                                   Prospectus -- "Dividends, Distributions and Taxes" and "General Information"
19.   Purchase, Redemption and Pricing of
      Securities Being Offered ..................  Purchase and Redemption of Shares
20.   Tax Status ................................  Dividends,  Distributions and Taxes;  See Prospectus -- "Dividends, Distributions
                                                   and Taxes"
21.   Underwriters ..............................  Purchase and Redemption of Shares; See Prospectus -- "Management of the Fund"
22.   Calculation of Performance Data ...........  Investment Performance Information
23.   Financial Statements ......................  Report of Independent Auditors; Financial Statements

Part C

Information required to be  included in Part C is set forth after the appropriate  item, so numbered, in Part C to this Registration
Statement.


                                                                 (i)

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The
Gabelli
ABC
Fund






PROSPECTUS
October 10, 1995











                               GABELLI FUNDS, INC.
                               Investment Adviser

                             GABELLI & COMPANY, INC.
                                   Distributor

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


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                              The Gabelli ABC Fund
                              One Corporate Center
                            Rye, New York 10580-1434
                    Telephone: 1-800-GABELLI (1-800-422-3554)
================================================================================


PROSPECTUS
October 10, 1995


The Gabelli ABC Fund's investment objective is to achieve total returns that are attractive to investors in various market conditions without excessive risk of capital loss. The Fund seeks to achieve its investment objective through investment in securities that the Fund's investment adviser believes provide attractive opportunities for appreciation or investment income. The Fund is an open-end nondiversified series of Gabelli Investor Funds, Inc., a Maryland corporation registered as a management investment company.




As a special one-year Performance Guaranty Program for investments made on January 2, 1996, the Adviser has arranged an irrevocable collateralized standby letter of credit issued by State Street Bank and Trust Company (the "Bank"). This program is offered to new and existing shareholders on a first-come first-served basis up to a maximum of $50 million. The Program applies only to investments made on January 2, 1996, only to the first $5,000 invested on that date and only if the stockholder reinvests all distributions and does not redeem any of his covered shares or reinvested distributions during the guaranty period. The Letter of Credit provides that if the net asset value of the covered investment (including reinvested dividends) on December 31, 1996 is less than 105% of such investment on January 2, 1996, the Bank will pay the entire shortfall to the stockholder. The Letter of Credit is an obligation of the Bank and not of the Fund or the Adviser. In certain circumstances considered by the Adviser to be highly unlikely the Bank may terminate the Letter of Credit prior to December 31, 1996 provided it pays over the entire shortfall at that time. In addition, in the unlikely event that the Bank (whose long-term deposits are rated Aa2 by Moody's and AA by S&P) becomes insolvent, investors might not be able to collect any shortfall in the Fund's performance. The Performance Guaranty Program is described in more detail on pages 7 through 9.

The minimum initial investment is $1,000. Investors may invest more than the covered amount although any investment beyond the covered amount ($5,000) will not be eligible to participate in the Performance Guaranty Program and will be subject to a 2% sales charge, which is waived for investments up to the covered amount and accrued dividends on an exchange from Gabelli U.S. Treasury Money Market Fund. The Fund has a distribution plan which permits it to pay up to .25% per year of its average daily net assets for marketing and shareholder services and expenses.

The Performance Guaranty Program is offered to new and existing shareholders on a first-come first-served basis up to an aggregate amount expected to be $50 million. In order to reserve a spot in the Program, investors must (1) send in an application requesting that an investment in a specified amount be made in


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


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the Fund on January 2, 1996 at the net asset value  computed on that day and (2)
send a check or bank wire in the requisite amount to arrive on or before January 2, 1996. Money received early will be invested in The Gabelli U.S. Treasury Money Market Fund and all such money plus accrued dividends will be exchanged on January 2, 1996 for shares of the Fund. The Fund's net asset value will be available daily through the Wall Street Journal under the Gabelli Funds listing or by calling 1-800-GABELLI (1-800-422-3554). Applications to invest may be cancelled at any time prior to January 2, 1996. During any performance guaranty program period, the Fund will only be offered to existing shareholders.
Participation in the Program is on a first-come first-served basis. After January 2, 1996, the Fund is closed to new investors.


This Prospectus sets forth concisely the information a prospective investor should know before investing in the Fund.


A Statement of Additional Information dated October 10, 1995 (the "Additional Statement") containing additional information about the Fund has been filed with the Securities and Exchange Commission and is incorporated by reference into this Prospectus and may be received free of charge by writing or calling Gabelli & Company, Inc. at the address or telephone number set forth above.


                       ----------------------------------
                       This Prospectus should be retained
                       by investors for future reference.
                       ----------------------------------



--------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------


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2

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                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus.

The Fund: The Gabelli ABC Fund (the "Fund") is an open-end nondiversified series of Gabelli Investor Funds, Inc., a Maryland corporation (the "Corporation") registered with the Securities and Exchange Commission as a management investment company.

Investment  Objective:  The Fund's  investment  objective  is to  achieve  total returns that are attractive to investors in various market conditions without excessive risk of capital loss. It seeks to achieve its investment objective through investment in securities that the Adviser believes provide attractive opportunities for appreciation or investment income. The Fund may invest in all types of securities, including common stock, preferred stock, convertible securities, depository receipts, bonds, debentures, notes, mortgage and asset-backed securities, warrants, options and futures contracts on securities and securities indices. Such securities may be issued by domestic or foreign corporations or other entities, governmental units or supranational organizations.

   There is no assurance that the Fund will achieve its investment objective. The investment objective of the Fund and the investment restrictions described in the Additional Statement are fundamental and may not be changed without shareholder approval. Its other investment policies may be changed by the Corporation's Board of Directors without shareholder approval.

Management and Fees: Gabelli Funds, Inc. (the "Adviser") serves as the Fund's investment adviser and is compensated for its services and its related expenses at an annual rate of 1.00% of the Fund's average daily net assets. This fee is higher than that paid by most mutual funds. Gabelli & Company, Inc. (the "Distributor"), will act as distributor for Fund shares. The Fund has a distribution plan which permits it to pay the Distributor and others up to .25% per year of its average daily net assets for marketing and shareholder services and expenses.


Performance Guaranty Program: As a special one-year performance guaranty program for amounts invested on January 2, 1996, the Adviser has arranged the Letter of Credit issued by State Street Bank and Trust Company (the "Bank"). The Letter of Credit is an obligation of the Bank and not of the Fund or the Adviser. The Letter of Credit is a separate security from the shares of the Fund and is exempt from registration with the Securities and Exchange Commission. The Letter of Credit provides that if the net asset value of the covered investment (including reinvested dividends) on the expiration date of the applicable program (December 31, 1996, in the case of the Performance Guaranty Program for amounts invested on January 2, 1996) is less than 105% of such investment made as of the start of the Performance Guaranty Program, the Bank will pay such stockholder the entire shortfall.

   The new program is offered to new and existing shareholders on a first-come first-served basis and applies only to investments made and maintained in accordance with certain conditions. If the net asset value of the covered shares or the collateral posted by the Adviser or any combination thereof declines by more than 15% from the initial net asset value of the covered shares and the Adviser fails to post additional collateral equal to at least the amount of the excess decline or if the Adviser violates certain covenants (such as pledging its assets or becoming bankrupt), the Bank will have the right to terminate the Letter of Credit before the end of the performance guaranty period and pay out the entire shortfall at that time. This is the difference between the guaranteed amount and the net asset value of the


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                                                                               3

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   covered  shares  next  determined  after the Bank  terminates  the  Letter of
   Credit.The Adviser will post only high quality securities with low market volatility as collateral for the Letter of Credit and believes that the events required for early termination are highly unlikely to occur. In addition, however, unless a stockholder participating in the Performance Guaranty Program has affirmatively chosen to retain his investment in the Fund in such circumstances, his covered investment will be redeemed on the early termination date of the Letter of Credit. In this way participants in the program can be assured of receiving the entire amount even in the unlikely event that the Letter of Credit is terminated prior to December 31, 1996.

   The maximum amount of initial net assets that is expected to be covered by the Performance Guaranty Program is $50 million. The minimum investment is $1,000. Investors may invest more than the covered amount although any investment beyond the covered amount will not be eligible to participate in the Performance Guaranty Program and any investment in excess of the covered amount will be subject to a 2% sales charge. See "Performance Guaranty Program" below. Although the Adviser retains the right to renew the Performance Guaranty Program after its initial expiration, it has no obligation to do so. Participation in the Performance Guaranty Program is available on a first-come first-served basis.

   Current shareholders of the Fund are covered by a prior performance guaranty program that is scheduled to terminate on December 31, 1995, covering approximately $18,000,000 of initial shares purchased. The new program will not affect or be affected by the prior program, which may be terminated at its scheduled termination date. Participants in the current program are eligible to invest in the new program on the same basis as any other investors.

How to Purchase Shares: On or prior to January 2, 1996 investors are eligible to reserve a spot in the Performance Guaranty Program by (1) sending in an application requesting that an investment in a specified amount be made in the Fund on January 2, 1996 at the net asset value on that day and (2) sending a check or bank wire in the requisite amount to arrive on or before January 2, 1996. Money received early will be invested in The Gabelli U.S. Treasury Money Market Fund and all such money plus accrued dividends would be exchanged on January 2, 1996 for shares of the Fund. The Fund's net asset value will be available daily through the Wall Street Journal under the Gabelli Funds listing or by calling 1-800-GABELLI (1-800-422-3554). Shares of the Fund may be purchased through the Distributor and shareholder agents by participants in any of the performance guaranty programs at the public offering price based on the net asset value per share next determined after receipt of an order by the Fund's Distributor or transfer agent in proper form with accompanying check, bank wire or other guaranteed payment arrangements satisfactory to the Fund. It is the responsibility of the shareholder agents to establish procedures which would assure that their customers' purchase orders will be received by the Distributor before the time when the price applicable to the order expires. There is a 2% sales charge in the case of any investment on January 2, 1996 in excess of $5,000 or in the case of any investment after January 2, 1996.

Roll-Overs: Current shareholders of the Fund who do not redeem or otherwise dispose of their shares prior to January 2, 1996, automatically, and without any action on their part, will participate in the Performance Guaranty Program up to the $5,000 maximum covered amount.


How to Sell Shares: Shares of the Fund may be redeemed through the Distributor and shareholder agents and the transfer agent by the shareholder at any time at the net asset value per share next determined after the redemption request

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


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   is received by the Fund's  Distributor or transfer agent in proper order.  It is the responsiblity of the shareholder agents to establish procedures which would assure that their customers' redemption orders will be received by the Distributor before the time when the price applicable to the order expires. See "Redemption of Shares."

Dividends and  Reinvestment:  Each dividend and capital gains  distribution,  if any, declared by the Fund on its outstanding shares will, unless a shareholder elects otherwise, be paid on the payment date in additional shares of the Fund having an aggregate net asset value as of the ex-dividend date of such dividend or distribution equal to the cash amount of such distribution. An election may be changed by notifying the Fund in writing at any time prior to the record date for a particular dividend or distribution. There are no sales or other charges in connection with the reinvestment of dividends and capital gains distributions. There is no fixed dividend rate, and there can be no assurance that the Fund will pay any dividends or realize any capital gains. The Fund currently intends to pay dividends and capital gains distributions, if any, on an annual basis. See "Dividends, Distributions and Taxes."

Risk Factors: A particular risk of the Fund is that the guaranty feature of the performance guaranty programs could cause the Adviser to manage the Fund more conservatively than would otherwise be the case in an effort to avoid losses to the Adviser that would occur under the Adviser's agreement to reimburse the Bank for any payments made by the Bank under the Letter of Credit. The Adviser will seek to manage the Fund without regard to this potential conflict of interest. However, investors should understand that the Fund has a more conservative objective than, for example, a growth fund. Accordingly, the Adviser expects that, consistent with the Fund's investment objective, it will invest the Fund's assets in a more conservative manner than it would in a small capitalization growth fund, for example, and may utilize fixed income securities and hedging strategies to preserve capital or to reduce the risk of capital loss to a greater extent than it does in other equity funds managed by the Adviser. As a result, the Fund's total return is not expected to be as high as pure equity funds in periods of significant appreciation in the equity markets.

   Investors should consider various risks associated with the Fund's investment objectives and investment policies, including investing in foreign securities, common stocks, convertible securities, various types of debt securities, junk bonds, defaulted bonds, securities of bankrupt companies, short sales, hedging techniques and the non-diversified status of the Fund. See "Investment Objective and Policies and Related Risk Factors." The Fund has reserved the right to borrow money from time to time to provide greater liquidity for redemptions or to clear transactions.

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                                                                               5


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                           TABLE OF FEES AND EXPENSES

Shareholder Transaction Expenses:
---------------------------------

Maximum Sales Load Imposed on Purchases (as a percentage of offering price) (a) ....................        2%
Maximum Sales Load Imposed on Reinvested Dividends .................................................     None
Deferred Sales Load ................................................................................     None
Redemption Fees ....................................................................................     None
Exchange Fees (b) ..................................................................................     None

Annual Fund Operating Expenses
------------------------------
(as a percentage of average net assets):

Management Fees ....................................................................................     1.00%
12b-1 Expenses .....................................................................................      .25
Other Expenses (c) .................................................................................      .85%
                                                                                                         ----
    Total Operating Expenses (d) ...................................................................     2.10%
                                                                                                         ====



Example:                                                                        1 year     3 years    5 years    10 years
--------                                                                        ------     -------    -------    --------
If you pay the maximum sales load,you would pay the following expenses on
 a $1,000 investment assuming a 5% annual return (a) ........................   40.88      89.47      130.62      258.25
If you do not pay a sales load, you would pay the following expenses on a
 $1,000 investment assuming a 5% annual return (a) ..........................   21.53      66.91      114.97      247.86


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The amounts listed in this example should not be considered as representative of future expenses and actual expenses may be greater or less than those indicated. Moreover, while the example assumes a 5% annual return, the Fund's actual performance will vary and may result in an actual return greater or less than 5%. The amounts shown are based on the annualized expenses incurred during the six month period ended June 30, 1995.


--------------------------------------------------------------------------------
The foregoing table is to assist you in understanding the various direct and indirect costs and expenses that an investor in the Fund would bear.


-----------
(a) The Fund does not impose a sales charge on purchases qualifying for the Performance Guaranty Program.
(b) Upon exchange of shares of the Fund to another Gabelli fund with a sales charge, credit will be given for any sales charge previously paid.
(c) Such expenses include custodian and transfer agency fees and other customary Fund expenses.
(d) Based on the six month period ended June 30, 1995. Actual expenses may be higher or lower in future periods.

Management's Discussion and Analysis of the Fund's performance during the fiscal year ended December 31, 1994 is included in the Fund's Annual Report to Shareholders dated December 31, 1994. The Fund's Annual Report to Shareholders may be obtained upon request and without charge by writing or calling the Fund at the address or telephone number listed on the Prospectus cover.



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6

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FINANCIAL HIGHLIGHTS


The following information for 1994 and 1993 has been audited by Grant Thornton LLP, independent accountants, whose unqualified report appears in the Additional Statement.


Selected per share data and capital stock outstanding throughout the period:

                                                                                                              From May 14, 1993
                                                                            Six Months                         (Commencement of
                                                                              Ended            Year Ended     Operations) through
                                                                           June 30, 1995   December 31, 1994   December 31, 1993
                                                                           -------------   -----------------   -----------------
                                                                            (unaudited)
Operating Performance:
Net asset value, beginning of period ................................         $  9.57            $ 10.03            $ 10.00
                                                                              -------            -------            -------
Net investment income ...............................................            0.10               0.33               0.29
Net realized and unrealized gain on investments .....................            0.47               0.12               0.62
                                                                              -------            -------            -------
Total from investment operations ....................................            0.57               0.45               0.91

Less Distributions:
Dividends from net investment income ................................            --                (0.33)             (0.29)
Distributions from net realized gain on investments .................            --                (0.58)             (0.59)
                                                                              -------            -------            -------
Total distributions .................................................            --                (0.91)             (0.88)
                                                                              -------            -------            -------
Net asset value, end of period ......................................         $ 10.14            $  9.57            $ 10.03
                                                                              =======            =======            =======
Total Return (not reflecting sales load) ............................            5.96%              4.49%              9.10%

Ratios to average net assets/supplemental data:
Net assets, end of period (in thousands) ............................         $21,871            $24,419            $ 8,847
Ratio of operating expenses to average net assets+ ..................            2.10%*             2.09%              2.75%*
Ratio of net investment income to average net assets+ ...............            1.97%*             2.95%              2.96%*
Portfolio turnover rate .............................................          307.85%            489.54%            232.33%

--------------
* Annualized.
+ Net of expenses assumed by the Advisor equivalent to 0.0%, 0.14% and 0.82%, respectively.



INVESTMENT OBJECTIVE AND POLICIES AND RELATED RISK FACTORS

The Fund's investment objective is to achieve total returns that are attractive to investors in various market conditions without excessive risk of capital loss. The Fund will seek to achieve this objective through investment in securities that the Adviser believes provide attractive opportunities for appreciation or investment income. The Fund is not restricted as to the types and quantities of securities it may buy except as described below.

In selecting securities for investment, the Adviser normally will consider the following factors, among others: (1) the Adviser's own evaluations of the private market value of the underlying assets and business of the company; (2) the interest or dividend income generated by the securities; (3) the potential for capital appreciation of the securities; (4) the prices of the securities relative to other comparable securities; (5) whether the securities are entitled to the benefits of sinking funds or other protective conditions; (6) the existence of any anti-dilution protections or guarantees of the security; and
(7) the diversification of the Fund's portfolio as to issuers. The Adviser's investment philosophy with respect to equity securities hinges on identifying assets that are selling in the public market at a discount to the private market value, which the Adviser defines as the value informed purchasers are willing to pay to acquire assets with similar characteristics. The Adviser also evaluates the issuers' free cash flow and long-term earnings trends. Finally, the Adviser

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looks for a catalyst:  something in the company's  industry or indigenous to the company or country itself that will surface additional value.

The Fund may invest without limit in common stock, preferred stock, convertible securities, depository receipts, bonds, notes and other debt obligations of any maturity, mortgage-backed and asset-backed securities, warrants, options and futures contracts on securities and securities indices, and securities of companies in bankruptcy or reorganization. Such securities may be issued by domestic or foreign corporations or other types of entities, governments or agencies or instrumentalities of governments or supranational agencies. There is no minimum rating or credit quality of fixed income securities in which the Fund may invest. The Fund may also utilize other investment strategies such as short selling, buying when-issued securities, entering into forward commitments, buying securities of unseasoned companies and engaging in various hedging strategies such as the use of futures and options and repurchase agreements, and foreign currency transactions.

The Fund may invest up to 25% of its assets in fixed income securities rated, at the time of investment, lower than BBB by S&P or Baa by Moody's, or unrated but determined by the investment adviser to be of equivalent quality. The Fund does not expect to invest in excess of 10% of its assets in such securities. Securities rated below BBB or Baa are typically referred to as "junk bonds" and have speculative characteristics.

The Fund may invest without limit in securities for which a tender offer or exchange offer has been made or announced and in securities of companies for which a merger, consolidation, liquidation or similar proposal has been announced. The Fund also may invest up to 10% of its assets in options and up to 5% of its assets in warrants to buy securities, with no more than 2% invested in unlisted warrants. The Fund may invest up to 10% of its assets in securities issued by real estate investment trusts. The Fund may also invest up to 10% of its assets in securities issued by other investment companies.

The Fund may invest in repurchase agreements with respect to any securities it may own. Repurchase agreements are considered loans to the counterparty, and will be fully collateralized at all times with liquid high grade securities and will only be entered into with financial institutions approved by the Board of Directors.

The Fund may also lend securities to dealers or others and may borrow from banks for temporary or emergency purposes or to satisfy redemption requests in amounts not in excess of 15% of the Fund's total assets, with such borrowing not to exceed 5% of the Fund's total assets for purposes other than satisfying redemption requests. The Fund will not purchase securities when borrowings exceed 5%.

The Fund may invest up to 10% of its assets in securities with resale restrictions or illiquid securities as to which market quotations are not readily available.

See the Additional Statement for more information about these securities and investment practices.



LIMITED PERFORMANCE GUARANTY PROGRAM OF THE FUND

The Performance Guaranty Program is designed to ensure that an investor in the Fund will earn at least 5% on the portion of his investment covered by the Program during the year. The Program seeks to achieve this goal through an irrevocable collateralized Standby Letter of Credit issued by the Bank in favor of any of the Corporation's Directors for the benefit of each investor that participates in the Program. The Letter of Credit will provide that if an investor's investment covered by the Program has a net asset value at December


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31, 1996, less than 105% of the net asset value of such investment on January 2,
1996, the Bank will pay the entire shortfall to the investor. The amount of any one investment eligible to participate in the Performance Guaranty Program (the "covered amount") is limited to $5,000. The Program is offered to new and existing shareholders on a first-come first-served basis and applies only to investments made as of January 2, 1996, and only if the investor reinvests all distributions and does not redeem any of his covered shares during the guaranty period. The maximum amount of initial net assets that will be covered by the Program is $50 million.

The following examples illustrate the operation of the Program. If an investor purchases 1,000 shares at $10.00 per share for $10,000 on January 2, 1996, 500 shares (with an initial net asset value of $5,000) will be eligible to participate in the Program and the balance will not. If during the calendar year 1996 the net asset value per share of the Fund (including reinvestment of any distributions) increases by 10%, the investor will not be entitled to receive any payment on the Letter of Credit. If, on the other hand, such net asset value per share decreases by 5%, the investor will be entitled to a payment of $500 because the return on the $5,000 covered amount was 10% short of the minimum 5% return, ($5,000 x 10% = $500). The investor would not receive any payment with respect to the additional $5,000 invested that was not covered by the Program. In addition, if during the course of the one year guaranty period the investor failed to reinvest any distributions or redeemed any of the 500 shares covered by the Program, or any shares purchased with distributions on the 500 shares, the investor would be ineligible to receive any part of the $500 payment.


If the net asset value of the total number of covered shares or the collateral posted by the Adviser or any combination thereof declines by more than 15% from the initial net asset value of the covered shares and the Adviser fails to post additional collateral equal to at least the amount of the excess decline or if the Adviser violates certain covenants (such as pledging its assets or becoming bankrupt), the Bank will have the right to terminate the Letter of Credit before the end of the Performance Guaranty Period and pay out the entire shortfall. This is the difference between the guaranteed amount and the net asset value of the covered shares next determined after the Bank terminates the Letter of Credit. The Adviser will post only high quality securities with low market volatility as collateral for the Letter of Credit and believes that the events required for early termination are highly unlikely to occur. In addition, however, unless a stockholder participating in the Performance Guaranty Program has affirmatively chosen to retain his investment in the Fund in such circumstances, the application provides that his covered investment will be redeemed on the early termination date of the Letter of Credit. In this way investors can be assured of receiving the entire amount even in the unlikely event that the Letter of Credit is terminated early.

No person may participate in the Program through more than one account (except that spouses can each participate in a separate account and in a joint account).


The Adviser has arranged an irrevocable collateralized standby Letter of Credit issued by the Bank. See Appendix A for summary financial information related to the Bank and its credit rating, which is AA by Standard & Poor's Rating Group and Aa2 by Moody's Investor Services, Inc. on long-term deposits. The Letter of Credit is an obligation of the Bank and not of the Fund or the Adviser. The Letter of Credit is a separate security from the shares of the Fund and is exempt from registration with the Securities and Exchange Commission. The Letter of Credit is payable upon presentation of a Drawing Certificate by any member of the Fund's Board of Directors, acting as agent on behalf of the participants.


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The Letter of Credit contains no restrictions on the Adviser's management of the
Fund's assets. The Letter of Credit provides that any assignment by the Bank of its obligations under the Letter of Credit will not relieve the Bank of any of its obligations under the Letter of Credit. The form of the Letter of Credit has been filed with the SEC as an exhibit to the Corporation's registration statement. Pursuant to a Reimbursement Agreement, the Bank can collect any amounts paid under the Letter of Credit from the Adviser out of the collateral posted by the Adviser or directly from the Adviser.

In the unlikely event that the Bank were to become insolvent during the Performance Guaranty Program period, the Bank's receiver would be required either to affirm or disaffirm the Letter of Credit. If the receiver were to affirm the Letter of Credit, the Bank's insolvency would not affect its performance. If the receiver were to disaffirm the Letter of Credit, the directors of the Corporation would become general creditors of the Bank and might not be able to collect the full amount of any performance shortfall. However, in that event the Adviser would receive its collateral back from the Bank and would seek to provide a substitute Letter of Credit or make comparable arrangements. During any interim period and if the Adviser were unable to make alternative arrangements, investors participating in the Performance Guaranty Program would not be entitled to collect any shortfall in the Fund's performance from any person other than the Bank, whose performance would be in doubt.

The Letter of Credit is not an asset of the Fund. Its existence will have no impact on the Fund's net asset value or investment performance. All expenses related to arranging the Letter of Credit will be borne by the Adviser. The fees paid to affiliates of the Adviser have not been increased to compensate for the risk and expense of the Letter of Credit and are set at rates substantially the same as other funds advised by the Adviser. At its option the Adviser may renew the program on such terms and conditions as it deems appropriate and if it does so will make an announcement at least 30 days prior to the expiration date. There can be no assurance that the program will continue or that if continued, it will be in the same form.

Related Risks

A particular risk of the Fund is that the guaranty feature of the Performance Guaranty Programs could cause the Adviser to manage the Fund more conservatively than would otherwise be the case in an effort to avoid losses to the Adviser that would occur under the Adviser's agreement to reimburse the Bank for any payments made by the Bank under the Letter of Credit. The Adviser will seek to manage the Fund without regard to this potential conflict of interest. However, investors should understand that the Fund has a more conservative objective than, for example, a growth fund. The Adviser expects that, in accordance with the Fund's investment objective, it will invest the Fund's assets in a more conservative manner than it would in a small capitalization growth fund, for example, and may utilize fixed income securities and hedging strategies to reduce the risk of capital loss to a greater extent than it does in other equity funds managed by the Adviser. As a result, the Fund's total return is not expected to be as high as equity funds in periods of significant appreciation in the equity markets.

The Adviser understands and shareholders should be aware that the Fund may be susceptible to greater than normal redemptions of shares should the Performance Guaranty Programs not be renewed. However, the Adviser does not expect such higher levels of redemption as the Fund will still be managed in accordance with the same investment objective and policies that originally made the Fund attractive to investors who participated in the Performance Guaranty Programs.

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All securities  investments are subject to risks. The equity securities in which the Fund may invest are generally subordinated to the claims of creditors and market prices are subject to the performance of the issuer, its financial health and market perceptions. The value of securities of an issuer engaged in a tender offer, restructuring or exchange offer may decline substantially if the transaction fails to occur. Ratings of debt securities generally are intended to reflect the rating agency's analysis of the strength of the issuer and the likelihood of timely payment of principal and interest. Because the Fund may invest in lower rated or unrated securities, it bears a substantially greater risk of loss of the purchase price as a result of bankruptcy, default or reorganization of the issuer than funds that own higher rated debt securities and it is more dependent upon the adviser's evaluations of the security and the issuer. Many of these lower rated securities are considered speculative and thus the Fund should not be considered to be a balanced investment but rather only as a component of an investment program. The market values of lower quality fixed income securities tend to be less sensitive to changes in prevailing interest rates and more sensitive to individual corporate developments and economic conditions than higher rated securities. The secondary market for lower rated securities is generally not as liquid as that for higher rated securities, which may adversely affect the Fund's liquidity or net asset valuation process.

Mortgage backed securities may be more volatile than other fixed-income securities and are subject to prepayment risk, which can result in the Fund failing to recoup all of its investment or achieving lower than expected returns. With respect to short sales, if a security sold short increases in value the Fund could incur additional costs in covering its obligation greater than any income otherwise obtained or could lose the opportunity for gain.

Repurchase agreements have the risk that collateral may not be able to be disposed of at a desirable price, delays as a result of bankruptcy of the counterparty or encumbrances of collateral or restrictions on its disposition. Lending of securities can result in a failure to deliver the original security by the borrower, and similar risks with respect to disposition of the collateral. When issued and delayed delivery securities transactions and forward commitments involve potential loss to the Fund if the counterparty to the transaction fails to perform. Hedging transactions also have certain risks including imperfect market correlations, dependence on the credit of the counterparty, possible inability to enter into offsetting transactions and market fluctuations that can result in the Fund being in a worse position than if the hedging had not occurred. Currency transactions also include the risk securities losses could be magnified by changes in the value of the currency in which a security is denominated relative to the U.S. dollar. While the Adviser may try to hedge such risks, entering into hedging transactions can result in even greater losses. The Adviser will attempt to manage these risks so that such strategies and investments benefit the Fund, but no assurance can be given that they will be successfully managed.

Disposition of illiquid securities often takes more time than for more liquid securities and may result in higher selling expenses and may not be able to be made at desirable prices.

The Fund's investments in foreign securities involve certain risks not ordinarily associated with investments in securities of domestic issuers, including fluctuations in foreign exchange rates, future political and economic developments, and the possible imposition of exchange controls or other foreign governmental laws or restrictions. In addition, with respect to certain countries, there is the possibility of expropriation of assets, confiscatory taxation, political or social instability or diplomatic developments which could

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adversely affect investments in those countries.

There may be less publicly available information about a foreign company than about a U.S. company, and accounting, auditing and financial reporting standards and requirements may not be comparable. Securities of many foreign companies are less liquid and their prices more volatile than securities of comparable U.S. companies. Transaction costs of investing in non-U.S. securities markets are generally higher than in the U.S. There is generally less government supervision and regulation of exchanges, brokers and issuers than there is in the U.S. The Fund might have greater difficulty taking appropriate legal action in non-U.S. courts.

Dividend and interest income from non-U.S. securities will generally be subject to withholding taxes by the country in which the issuer is located and may not be recoverable by the Fund or the investor.

These risks are more fully described in the Additional Statement.


MANAGEMENT OF THE FUND


The Corporation's Board of Directors (who, with its officers, are described in the Additional Statement) has overall responsibility for the management of the Fund. The Board of Directors decides upon matters of general policy and reviews the actions of Gabelli & Company, Inc. (the "Distributor") and the Adviser. Pursuant to an Investment Advisory Contract with the Corporation on behalf of the Fund, the Adviser under the supervision of the Corporation's Board of Directors, provides a continuous investment program for the Fund's portfolio; provides investment research and makes and executes recommendations for the purchase and sale of securities; provides facilities and personnel, and the exercise of all voting and other rights appertaining thereto required for the Fund's administrative management, supervises the performance of administrative and professional services provided by others and pays the compensation of the Administrator and all officers and directors of the Fund who are its affiliates. Mario J. Gabelli, Portfolio Manager, will be primarily responsible for the day-to-day management of The Gabelli ABC Fund. Mr. Gabelli is Chairman, President and Chief Executive Officer of the Adviser since its organization in 1980. As compensation for its services and the related expenses borne by the Adviser, the Fund pays the Adviser a fee, computed daily and payable monthly, equal, on an annual basis, to 1.00% of the Fund's average daily net assets, which is higher than that paid by most mutual funds. The Adviser is located at One Corporate Center, Rye, New York 10580-1434.

The Adviser was formed in 1980 and as of August 31, 1995, acts as investment adviser to the following investment companies with aggregate assets in excess of $3.9 billion:



                                                                      Net Assets
                                                                         8/31/95
Open-end investment companies:                                     -------------
------------------------------                                     (in millions)
Gabelli Asset Fund                                                        $1,109
Gabelli Growth Fund                                                          505
Gabelli Value Fund Inc.                                                      494
Gabelli Small Cap Growth Fund                                                230
Gabelli Equity Income Fund                                                    54
Gabelli ABC Fund                                                              22
Gabelli Global Telecommunications Fund                                       128
Gabelli Global Interactive Couch Potato(TM)(C) Fund                           32
Gabelli Global Convertible Securities Fund                                    17
Gabelli Gold Fund, Inc.                                                       20
Gabelli U.S. Treasury Money Market Fund                                      238
Gabelli International Growth Fund                                              1
Gabelli Capital Asset Fund                                                    18

Closed-end investment companies:
--------------------------------
Gabelli Convertible Securities Fund, Inc.                                     95
Gabelli Equity Trust Inc.                                                    933
Gabelli Global Multimedia Trust Inc.                                          73


The Distributor of the Fund for the sale of its shares is an indirect majority owned subsidiary of the Adviser. GAMCO Investors, Inc. ("GAMCO"), a majority owned subsidiary of the Adviser, acts as investment adviser for individuals,

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pension  trusts,  profit sharing trusts and  endowments.  As of August 31, 1995,
GAMCO had aggregate assets in excess of $4.9 billion under its management. Teton Advisers LLC, an affiliate of the Adviser, acts as Investment Adviser of the Westwood Funds with assets under management in excess of $33 million. Mr. Mario
J. Gabelli may be deemed a "controlling person" of the Adviser and the Distributor on the basis of his ownership of stock of the Adviser.


In addition to the fees of the Adviser, the Fund is responsible for the payment of all its other expenses incurred in the operation of the Fund, which include, among other things, expenses for legal and independent auditor's services, costs of printing all materials sent to shareholders, charges of State Street Bank and Trust Company (the "Custodian", "Transfer Agent" and "Dividend Disbursing Agent") and any other persons hired by the Fund, securities registration fees, fees and expenses of unaffiliated directors, accounting and printing costs for reports and similar materials sent to shareholders, membership fees in trade organizations, fidelity bond and liability coverage for the Corporation's directors, officers and employees, interest, brokerage and other trading costs, taxes, expenses of qualifying the Fund for sale in various jurisdictions, expense of the Fund's distribution plan adopted under Rule 12b-1, expenses of personnel performing shareholder servicing functions, litigation and other extraordinary or non-recurring expenses and other expenses properly payable by the Fund.

The Additional Statement contains further information about the Investment Advisory Contract including a more complete description of the advisory and expense arrangements, and administrative provisions.

The Adviser has entered into an Administration Contract with Furman Selz Incorporated (the "Administrator") pursuant to which the Administrator provides certain administrative services necessary for the Fund's operations. These services include the preparation and distribution of materials for meetings of the Corporation's Board of Directors, compliance testing of Fund activities and assistance in the preparation of proxy statements, reports to shareholders and other documentation. The Adviser pays the Administrator a monthly fee at the annual rate of .10% of the average net assets of the Fund (with a minimum annual fee of $40,000 and subject to reduction to .075% on assets of the Gabelli Funds under its administration in excess of $350 million up to $600 million and .06% in excess of $600 million) which, together with the services to be rendered are subject to negotiation between the parties and both parties retain the right unilaterally to terminate the arrangement on not less than 60 days' notice.


The Administrator has its principal office at 230 Park Avenue, New York, New York 10169.



DISTRIBUTION PLAN

The Board of Directors of the Corporation has approved on behalf of the Fund as being in the best interests of the Fund and its shareholders a Distribution Plan which authorizes payments by the Fund in connection with the distribution of its shares at an annual rate, as determined from time to time by the Board of Directors, of up to .25% of the Fund's average daily net assets. Payments may be made in subsequent years for expenses incurred in prior years. The potential for such subsequent payments is a contingent liability for which no amount is currently being recorded because the Fund does not have a reasonable basis on which to conclude that the Board of Directors will approve such payments. Interest, carrying or other financing charges on unreimbursed amounts could also be considered a distribution expense if the Board so determined and would in such event also potentially be subject to carryover to a future year upon specific approval by the Board.

Payments may be made by the Fund under the Distribution  Plan for the purpose of

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financing any activity primarily intended to result in the sale of shares of the
Fund as determined by the Board of Directors. Such activities typically include advertising; compensation for sales and sales marketing activities of the Distributor and other banks, broker-dealers and service providers; shareholder account servicing; production and dissemination of prospectus and sales and marketing materials; and capital or other expenses of associated equipment, rent, salaries, bonuses, interest and other overhead. To the extent any activity is one which the Fund may finance without a Distribution Plan, the Fund may also make payments to finance such activity outside of the Plan and not be subject to its limitations.


The Plan was implemented by written agreements between the Fund and/or the Distributor and each person (including the Distributor) to which payments may be made. Administration of the Plan is regulated by Rule 12b-1 under the Investment Company Act of 1940 (the "Act"), which includes requirements that the Board of Directors receive and review at least quarterly reports concerning the nature and qualification of expenses for which payments are made, that the Board of Directors approve all agreements implementing the Plan and that the Plan may be continued from year to year only if the Board of Directors concludes at least annually that continuation of the Plan is likely to benefit shareholders.

The  Board  of  Directors  has  initially  implemented  the Plan by  having  the
Corporation enter into an agreement with the Distributor authorizing reimbursement of expenses (including overhead) incurred by the Distributor and its affiliates up to the .25% rate authorized by the Plan for distribution activities of the types listed above. To the extent any of these payments are based on allocations by the Distributor, the Fund may be considered to be participating in joint distribution activities with other funds distributed by the Distributor. Any such allocations would be subject to approval by the Fund's non-interested Directors and would be based on such factors as the net assets of each Fund, the number of shareholder inquiries and similar pertinent criteria.


PURCHASE OF SHARES


On or prior to January 2, 1996 investors will be eligible to reserve a spot in the Performance Guaranty Program by (1) sending in an application requesting that an investment for a specified amount be made in the Fund on January 2, 1996 at the net asset value on that day and (2) sending a check or bank wire in the requisite amount to arrive on or before January 2, 1996. Money received early will be invested in The Gabelli U.S. Treasury Money Market Fund and all such money plus accrued dividends will be exchanged on January 2, 1996 for shares of the Fund. Accrued dividends on principal amounts exchanged up to $5,000 will not be subject to the 2% sales charge. The Fund's net asset value will be available daily through the Wall Street Journal under the Gabelli Funds listing or by calling 1-800-GABELLI (1-800-422-3554). As of January 3, 1996, shares of the Fund may be purchased by shareholders at the public offering price per share (which includes any applicable sales charge) next determined after receipt of an order by the Fund's Distributor or transfer agent in proper form with accompanying check, bank wire or other guaranteed payment arrangements satisfactory to the Fund. Investments eligible to participate in the Performance Guaranty Program (i.e., $5,000 or less) are sold at net asset value without a sales load and investments not covered by the Program (i.e., more than $5,000 excluding dividends on the Gabelli U.S. Treasury Money Market Fund) are subject to a 2% sales load. Although most shareholders elect not to receive stock certificates, certificates for whole shares only can be obtained on specific written request to the Transfer Agent. The Letter of Credit is an obligation of the Bank and not of the Fund or the Adviser. The Letter of Credit is a separate


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security  from the shares of the Fund and is exempt from  registration  with the
Securities and Exchange Commission.

Shares of the Fund may be purchased by shareholders who have participated in one of the Performance Guaranty Programs through shareholder agents that are not affiliated with the Fund or the Distributor. There is no sales or service charge imposed by the Fund other than as described, but agents who do not receive distribution payments or sales charges may impose a charge to the investor for their services. Such fees may vary among agents, and such agents may impose higher initial or subsequent investment requirements than those established by the Fund. Services provided by agents may include allowing the investor to establish a margin account and to borrow on the value of the Fund's shares in that account. It is the responsibility of the shareholder's agent to establish procedures which would assure that any purchase order received by it will be received by the Distributor before the time when the price applicable to the buy order expires.

Prospectuses, sales material and applications may be obtained from the Distributor. The Fund and its Distributor reserve the right in their sole discretion (1) to suspend the offerings of the Fund's shares and (2) to reject purchase orders when, in the judgment of the Fund's management, such rejection is in the best interest of the Fund.



To invest, send a completed subscription order form to:



                                THE GABELLI FUNDS
                                  P.O. Box 8308
                              Boston, MA 02266-8308



If you are paying for your shares by check, your check for the amount of the investment (plus any applicable sales charge) should be mailed to the same address and be made payable to "The Gabelli ABC Fund".


The exact name and number of the shareholder's account should be clearly indicated.

Checks will be accepted if drawn in U.S. currency on a domestic bank for less than $100,000. U.S. dollar checks drawn against a non-U.S. bank may be subject to collection delays and will be accepted only upon actual receipt of funds by the Transfer Agent. Bank collection fees may apply.

If you are paying for your shares by bank wire, you should first telephone the Fund at 1-800-422-3554. You should then instruct a Federal Reserve System member bank to wire funds to:

                       State Street Bank and Trust Company
                      ABA # 011-0000-28 REF DDA # 99046187
                     Attn: Custody and Shareholder Services
Re: "The Gabelli ABC Fund"
A/C #
     ---------------------------------------------------------------------------

Account of                     (Registered Owner)
          ----------------------------------------------------------------------
Tax ID number:
              ------------------------------------------------------------------

225 Franklin Street, Boston, MA 02110


There may be a charge by your bank for transmitting the money by bank wire but State Street Bank and Trust Company does not charge investors in the Fund for the receipt of wire transfers. If you are planning to wire funds, it is suggested that you instruct your bank early in the day so the wire transfer can be accomplished the same day.

If you are delivering your check by overnight or personal delivery, send them to:

                                The Gabelli Funds
                          The BFDS Building, 6th Floor
                               Two Heritage Drive
                             North Quincy, MA 02171

Telephone Investment Plan

You may purchase additional shares of the Fund by telephone through the Automated Clearinghouse (ACH) system as long as your bank is a member of the ACH

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                                                                              15


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system and you have a completed,  approved  Investment Plan  application on file with our Transfer Agent. The funding for your purchase will be automatically deducted from the ACH eligible account you designate on the application. Your investment will normally be credited to your Mutual Fund account on the first business day following your telephone request. Your request must be received no later than 4:00 p.m. eastern time. There is a minimum of $100 for each telephone investment. Any subsequent changes in banking information must be submitted in writing and accompanied by a sample voided check. To initiate an ACH purchase, please call 1-800-GABELLI (422-3554) or 1-800-872-5365. Fund shares purchased through the Telephone or Automatic Investment Plan will not be available for redemption for up to fifteen (15) days following the purchase date.


Automatic Investment Plan

The Fund offers an automatic monthly investment plan, details of which can be obtained from the Distributor. There is no minimum initial investment for accounts establishing an automatic investment plan.

Other Investors

No minimum initial investment in the Fund or sales charge on any such investment is required for officers, directors or full-time employees of the Fund, the Adviser, the Administrator, the Distributor or their affiliates, including members of the "immediate family" of such individuals and retirement plans and trusts for their benefit. The term "immediate family" refers to spouses, children and grandchildren (adopted or natural), parents, grandparents, siblings, a spouse's siblings, a sibling's spouse and a sibling's children.

Shares issued pursuant to the automatic reinvestment of income dividends or capital gains are not subject to any sales charges. The Distributor's commission is the sales charge shown below.


The following table indicates the sales charges applicable to purchase of shares:


                                     Discount or
                                    Sales Charge as               Commission to
                                    a Percentage of                 Dealers or
                           ---------------------------------       Agents as a
                           Net Amount        Public Offering       % of Public
     Amount Invested        Invested              Price           Offering Price
     ---------------        --------              -----           --------------
All amounts .............     2.04%               2.00%                1.5%


REDEMPTION OF SHARES

Upon receipt by the Distributor or the Transfer Agent of a redemption request in proper form, shares of the Fund will be redeemed at their next determined net asset value. Redemption requests received after the time as of which the Fund's net asset value is determined on a particular day will be redeemed at the net asset value of the Fund determined on the next day that net asset value is determined. Checks for redemption proceeds will normally be mailed to the shareholder's address of record within seven days, but will not be mailed until all checks in payment for the purchase of the shares to be redeemed have been honored, which may take up to 15 days. Redemption requests may be made by letter to the Transfer Agent, specifying the name of the Fund, the dollar amount or number of shares to be redeemed, and the account number. The letter must be signed in exactly the same way the account is registered (if there is more than one owner of the shares, all must sign) and, if any certificates for the shares to be redeemed are outstanding, presentation of such certificates properly endorsed is also required. Signatures on a redemption request and/or certificates must be guaranteed by an "eligible guarantor institution" which includes certain banks, brokers, dealers, credit unions, securities exchanges and associations, clearing agencies and savings associations (signature guarantees by notaries public are not acceptable). Shareholders may also redeem Fund shares through shareholder agents, who have made arrangements with the Fund permitting them to redeem shares by telephone or facsimile transmission and who

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16


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may charge  shareholders  a fee for this  service if they have not  received any
payments  under  the  Distribution   Plan.  It  is  the  responsibility  of  the
shareholder's agent to establish procedures which would assure that upon receipt of a shareholder's order to redeem shares of the Fund the order will be transmitted so that it will be received by the Distributor before the time when the price applicable to the order expires.

Further documentation, such as copies of corporate resolutions and instruments of authority, are normally requested from corporations, administrators, executors, personal representatives, trustees or custodians to evidence the authority of the person or entity making the redemption request.

If the Board of Directors should determine that it would be detrimental to the remaining shareholders of the Fund to make payment wholly or partly in cash, the Fund may pay the redemption price in whole or in part by a distribution in kind of securities from the portfolio of the Fund, in lieu of cash, in conformity with applicable rules of the Securities and Exchange Commission. Under such circumstances, shareholders of the Fund receiving distributions in kind of securities will incur brokerage commissions when they dispose of the securities.

The Fund may suspend the right of redemption or postpone the date of payment for more than seven days during any period when (1) trading on the New York Stock Exchange is restricted or the Exchange is closed, other than customary weekend and holiday closings; (2) the Securities and Exchange Commission has by order permitted such suspension or (3) an emergency, as defined by rules of the Securities and Exchange Commission, exists making disposal of portfolio investments or determination of the value of the net assets of the Fund not reasonably practicable.

To minimize expenses, the Fund reserves the right to redeem, upon not less than 30 days' notice, all shares of the Fund in an account (other than an IRA) which as a result of shareholder redemption has a value below $500. However, a shareholder will be allowed to make additional investments prior to the date fixed for redemption to avoid liquidation of the account.

Telephone Redemption By Check

The Fund accepts telephone requests for redemption of unissued shares from shareholders provided the check is mailed to the address of record on the account and such address has not been changed within thirty (30) days prior to the request.

By Bank Wire

The Fund accepts telephone requests for wire redemption in excess of $1,000 (but subject to a $25,000 limitation) to a predesignated bank either on the subscription order form or in a subsequent written authorization with the signature guaranteed. The Fund accepts signature guaranteed written requests for redemption by bank wire without limitation. The proceeds are normally wired on the following business day. Your bank must be either a member of the Federal Reserve System or have a correspondent bank which is a member. Any change to the banking information made at a later date must be submitted in writing with a signature guarantee.

Requests for telephone redemption must be received between 9:00 a.m. and 4:00 p.m. eastern time. If your telephone call is received after this time or on a day when the New York Stock Exchange is not open, a new request will be required the following business day. Shares are redeemed at the net asset value next determined following your request. Fund shares purchased by check or through the automatic purchase plan will not be available for redemption for fifteen (15) days following the purchase. Shares held in certificate form must be returned to the Transfer Agent for redemption of shares. Telephone redemption is not

--------------------------------------------------------------------------------
                                                                              17

--------------------------------------------------------------------------------

available for IRAs. The proceeds of a telephone redemption may be directed to an account in another mutual fund advised by Gabelli Funds, Inc., provided the account is registered in the redeeming shareholder's name. Such purchase will be made at the respective net asset value plus applicable sales charge, if any, with credit for any sales charge previously paid to the Distributor.

The Fund and its transfer agent will not be liable for following telephone instructions reasonably believed to be genuine. In this regard the Fund and its transfer agent require personal identification information before accepting a telephone redemption. If the Fund or its transfer agent fail to use reasonable procedures, the Fund might be liable for losses due to fraudulent instructions.


RETIREMENT PLANS

The Fund has available a form of Individual Retirement Account ("IRA") for investment in Fund shares which may be obtained from the Distributor. The minimum investment required to open an IRA for investment in shares of the Fund is $1,000 for an individual except that both the individual and his or her spouse may establish separate IRAs if their combined investment is $1,250. There is no minimum for additional investment in an IRA account.

Investors who are self-employed may purchase shares of the Fund through tax-deductible contributions to retirement plans for self-employed persons, known as Keogh or H.R. 10 plans. The Fund does not currently act as Sponsor for such plans. Fund shares may also be a suitable investment for other types of qualified pension or profit- sharing plans which are employer-sponsored, including deferred compensation or salary reduction plans known as "401(k) Plans" which give participants the right to defer portions of their compensation for investment on a tax-deferred basis until distributions are made from the plans. The minimum initial investment for an individual under such plans is $1,000 and there is no minimum for additional investments. Under the Internal Revenue Code of 1986, (the "Code") individuals may make wholly or partly tax deductible IRA contributions of up to $2,000 annually, depending on whether they are active participants in an employer-sponsored retirement plan and on their income level. However, dividends and distributions held in the account are not taxed until withdrawn in accordance with the provisions of the Code. An individual with a non-working spouse may establish a separate IRA for the spouse under the same conditions and contribute a maximum of $2,250 annually to either or both IRAs provided that no more than $2,000 may be contributed to the IRA of either spouse.

Persons desiring information concerning investments through IRA accounts or other retirement plans should write or telephone the Distributor.


DIVIDENDS, DISTRIBUTIONS AND TAXES

Each dividend and capital gains distribution, if any, declared by the Fund on its outstanding shares will, unless the shareholder elects otherwise, be paid on the payment date fixed by the Board of Directors in additional shares of the Fund having an aggregate net asset value as of the ex-dividend date of such dividend or distribution equal to the cash amount of such distribution. An election to receive dividends and distributions may be changed by notifying the Fund in writing at any time prior to the record date for a particular dividend or distribution. There are no sales or other charges in connection with the reinvestment of dividends and capital gains distributions. There is no fixed dividend rate, and there can be no assurance that the Fund will pay any dividends or realize any capital gains. However, the Fund currently intends to pay dividends and capital gains distributions, if any, on an annual basis.

--------------------------------------------------------------------------------
18

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The Fund  intends  to  qualify  for tax  treatment  as a  "Regulated  Investment
Company" under the Internal Revenue Code in order to be relieved of Federal income tax on that part of its net investment income and realized capital gains which it pays out to its shareholders.

To qualify, the Fund must meet certain relatively complex tests, including the requirement that less than 30% of its gross income (exclusive of losses) may be derived from the sale or other disposition of securities held for less than three months. The loss of such status would result in the Fund being subject to Federal income tax on its taxable income and gains.

Dividends out of net investment income and distributions of realized short-term capital gains are taxable to the recipient shareholders as ordinary income. In the case of corporate shareholders, such distributions are eligible for the dividends received deduction subject to proportionate reduction if the aggregate qualifying dividends received by the Fund from domestic corporations in any year are less than its "gross income" as defined by the Code. Distributions out of long- term capital gains are taxable to the recipient as long-term capital gains. Amounts received by shareholders with respect to the Performance Guaranty Programs will be taxable as ordinary income, but will not generally be eligible for the dividends received deduction. The shareholder's calculation of capital gain or loss on a redemption of shares will not be affected by amounts received with respect to the Performance Guaranty Programs. Dividends and distributions declared by the Fund, and amounts received with respect to the Performance
Guaranty Programs, may also be subject to state and local taxes. Prior to investing in shares of the Fund, prospective shareholders may wish to consult their tax advisers concerning the Federal, state and local tax consequences of such investment.


GENERAL INFORMATION

Description of Shares, Voting Rights and Liabilities

The Fund is a series of Gabelli Investor Funds, Inc., (the "Corporation") which was incorporated in Maryland on October 30, 1992. The authorized capital stock consists of one billion shares of stock having a par value of one tenth of one cent ($.001) per share, all of which have been initially classified as Fund shares. The Corporation is not required, and does not intend, to hold regular annual shareholder meetings, but may hold special meetings for consideration of proposals requiring shareholder approval, such as changing fundamental policies or upon the written request of 10% of the Fund's shares to replace its Directors.

The Corporation's Board of Directors is authorized to divide the unissued shares into separate series of stock, each series representing a separate, additional portfolio. The shares of each series would participate equally in the earnings, dividends, and assets of the particular series and would vote separately to approve management agreements or changes in investment policies, but shares of all series would vote together in the election or selection of Directors, principal underwriters and auditors and on any proposed material amendment to the Corporation's Articles of Incorporation. Upon liquidation of the Corporation or any series, shareholders of the affected series would be entitled to share pro rata in the net assets of their respective series available for distribution to such shareholders.

There are no conversion or preemptive rights in connection with any shares of the Fund. All shares, when issued in accordance with the terms of the offering, will be fully paid and nonassessable. Shares will be redeemed at net asset value, at the option of the shareholder.

The Fund sends semi-annual and annual reports to all of its shareholders which include a list of portfolio securities and the Fund's financial statements which

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                                                                              19

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shall be audited  annually.  Unless it is clear that a shareholder  is a nominee for the account of an unrelated person or a shareholder otherwise specifically requests in writing, the Fund may send a single copy of semi-annual, annual and other reports to shareholders to all accounts at the same address and all accounts of any person at that address.

The shares of the Fund have noncumulative voting rights which means that the holders of more than 50% of the shares can elect 100% of the directors if the holders choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any person or persons to the Board of Directors. Unless specifically requested by an investor who is a shareholder of record, the Fund does not issue certificates evidencing Fund shares.

Portfolio Turnover


The investment policies of the Fund may lead to frequent changes in investments, particularly in periods of rapidly fluctuating interest or currency exchange rates. The portfolio turnover may be higher than that of other investment companies. For the fiscal year ended December 31, 1994 the portfolio turnover rate was 490%. The higher than expected portfolio turnover rate for 1994 is attributable to the investment in securities subject to a tender offer for which the holding period was relatively short. Accordingly, the Fund experienced a large amount of purchases and sales of investment securities relative to the average value of its long term holdings.

Portfolio turnover generally involves some cost to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestment in other securities. Rapid turnover makes it more difficult to qualify as a passthrough entity for Federal tax purposes in view of a requirement that the Fund obtain less than 30% of its gross income in any tax year from gains on the sale of securities held less than three months. Failure to qualify as a passthrough entity would result in Federal taxation of the Fund at the standard corporate rate of 34% and may adversely affect returns to shareholders. The portfolio turnover rate is computed by dividing the lesser of the amount of the securities purchased or securities sold by the average monthly value of securities owned during the year (excluding securities whose maturities at acquisition were one year or less).


Performance Information

The Fund may furnish data about its investment performance in advertisements, sales literature and reports to shareholders. "Total return" represents the annual percentage change in value of $1,000 invested at the maximum public offering price for the one, five and ten year periods (if applicable) and the life of the Fund through the most recent calendar quarter, assuming reinvestment of all dividends and distributions. Quotations of "yield" will be based on the investment income per share earned during a particular 30 day period, less expenses accrued during the period, with the remainder being divided by the maximum offering price per share on the last day of the period. The Fund may also furnish total return and yield calculations for other periods and/or based on investments at various sales charge levels or net asset values. Any performance data which is based on the Fund's net asset value per share would be reduced if a sales charge were taken into account.

Custodian, Transfer Agent and Dividend Disbursing Agent

State Street Bank and Trust Company is the Custodian for the Fund's cash and securities as well as the Transfer and Dividend Disbursing Agent for its shares. Boston Financial Data Services, Inc., an affiliate of State Street Bank and Trust Company performs the shareholder services on behalf of State Street and is located at The BFDS Building, Two Heritage Drive, North Quincy, MA 02171. State

--------------------------------------------------------------------------------
20

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Street  Bank and Trust  Company  does not assist in and is not  responsible  for investment decisions involving assets of the Fund.

Independent Auditors

Grant Thornton LLP has been appointed independent auditors for the Fund, and is located at 7 Hanover Square, 6th Floor, New York, New York 10004.

Information for Shareholders

All shareholder inquiries regarding administrative procedures including the purchase and redemption of shares should be directed to the Distributor, Gabelli & Company, Inc., One Corporate Center, Rye, New York 10580-1434. For assistance, call 1-800-GABELLI (1-800-422-3554).

This Prospectus omits certain information contained in the Registration Statement filed with the Securities and Exchange Commission. Copies of the Registration Statement including items omitted herein, may be obtained from the Commission by paying the charges prescribed under its rules and regulations. The Statement of Additional Information included in such Registration Statement may be obtained without charge from the Fund or its Distributor.

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                                                                              21


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                                   APPENDIX A

Summary Financial Information of State Street Bank and Trust Company


State Street Bank and Trust Company (the "Bank") is a commercial bank that provides banking, securities processing and investment management services to a broad base of customers world wide. The bank is the largest mutual fund custodian in the United States and a leading global custodian. According to industry rankings, the Bank is the largest U.S. master trust / master custody bank, the second largest bank money manager in the U.S. and the largest manager of global assets for U.S. pension funds. The Bank's long-term deposits are rated Aa2 by Moody's Investors Services, Inc. and AA by Standard & Poor's Corporation. The Bank or an affiliate serves as the Fund's custodian, transfer agent and dividend disbursing agent and receives customary fees therefor.


The following summary financial information regarding the Bank is derived from filings made with U.S. bank regulatory authorities and has been prepared in accordance with regulatory accounting principles, which differ in some respects from generally accepted accounting principles. The following information is not audited but is used in the preparation of the Bank's parent company's audited financial statements.


                        Balance Sheet Items ($ millions)
                                                                    Six Months
                              Dec. 31,     Dec. 31,     Dec. 31,      ended
                                1992         1993         1994     June 30, 1995
                                ----         ----         ----     -------------
Cash Items                    $ 6,075      $ 6,650      $ 5,786      $ 6,753
Securities                      4,061        5,671        8,510        7,381
Loans & Leases                  1,963        2,644        3,200        3,529
 (net)
Total Assets                   16,543       18,784       21,611       25,201
Deposits                       11,033       12,994       14,093       15,490
Total Liabilities              15,611       17,717       20,402       23,877
Total Equity Capital              932        1,067        1,209        1,394


                      Income Statement Items ($ millions)
                                     Year         Year         Year   Six Months
                                    ended        ended        ended        ended
                                 Dec. 31,     Dec. 31,     Dec. 31,     June 30,
                                     1992         1993         1994         1995
                                     ----         ----         ----         ----
Net interest income                $  284       $  329       $  374       $  196
Noninterest income                    663          785          951          502
Noninterest expense                   693          843        1,000          535
Net income before
 taxes                                254          275          312          164
Net income                            160          179          199          109

----------
Note to Summary Financial Information -- Off-Balance Sheet Financial Instruments

The Bank uses various off-balance sheet financial instruments to satisfy the financing needs of customers, manage balance sheet risk and conduct trading activities. These instruments generate fee, interest or trading revenue. Associated with these instruments are market and credit risks which could expose the Bank to potential losses. Market risk relates to the possibility that financial instruments may change in value due to future fluctuations in market prices. Credit risk relates to the possibility that a loss may occur from the failure of another party to perform according to the terms of a contract. The credit risk associated with off-balance sheet financial instruments is managed in conjunction with the Bank's balance sheet activities. Historically, the
credit  losses   experienced  with  respect  to  these   instruments  have  been
immaterial.

The following is a summary of the contractual or notional amount of the Bank's off-balance sheet financial instruments:


                                                                      Six Months
                                                                           ended
                                       Dec. 31,   Dec. 31,   Dec. 31,   June 30,
($ millions)                               1992       1993       1994       1995
                                           ----       ----       ----       ----
Financial instruments
 whose contractual
 amounts represent
 credit risk:
  Loan commitments                      $ 1,595    $ 2,356    $ 2,536    $ 2,828
  Standby letter of credit                  471        799        929        963
  Letters of credit                         115        140        168        202
  Indemnified securities
   lent                                   9,582     12,432     22,300     22,822
Financial instruments
  whose contractual or
  notional amount
  exceeds the amount
  of credit risk:
   Foreign exchange
    commitments                          16,737     36,179     43,126     44,758
   Interest-rate contracts:
    Futures and options                      72        686        598      1,624
    Swap agreements                         265        158        255        433


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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary ........................................................    3

Table of Fees and Expenses ................................................    6

Financial Highlights ......................................................    7

Investment Objective and Policies and
   Related Risk Factors ...................................................    7

Limited Performance Guaranty Program ......................................    8

Management of the Fund ....................................................   12

Distribution Plan .........................................................   13

Purchase of Shares ........................................................   14

Redemption of Shares ......................................................   16

Retirement Plans ..........................................................   18

Dividends, Distributions and Taxes ........................................   18

General Information .......................................................   19

Appendix to Prospectus ....................................................   22









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No dealer,  salesman or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and if given or made, such information and representation may not be relied upon as being authorized by the Fund, the Adviser, the Administrator, the Distributor or any affiliate thereof. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy in any state to any person to whom it is unlawful to make such offer in such state.

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                              THE GABELLI ABC FUND

                              One Corporate Center
                            Rye, New York 10580-1434
                    Telephone 1-800-GABELLI (1-800-422-3554)

                       STATEMENT OF ADDITIONAL INFORMATION


                                October 10, 1995

This Statement of Additional Information ("Additional Statement") relates to The Gabelli ABC Fund (the "Fund") which is a series of Gabelli Investor Funds, Inc., a Maryland corporation (the "Corporation"), and is not a prospectus and is only authorized for distribution when preceded or accompanied by the Fund's prospectus dated October 10, 1995, as supplemented from time to time (the "Prospectus"). This Statement of Additional Information contains information in addition to that set forth in the Prospectus into which this document is incorporated by reference and should be read in conjunction with the Prospectus. Additional copies of this document may be obtained without charge by writing or telephoning the Fund at the address and telephone number set forth above.

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Investments ......................................................          B-2
The Adviser ......................................................          B-11
The Distributor ..................................................          B-13
Directors and Officers ...........................................          B-13
Investment Restrictions ..........................................          B-16
Portfolio Transactions and Brokerage .............................          B-17
Purchase and Redemption of Shares ................................          B-19
Dividends, Distributions and Taxes ...............................          B-19
Determination of Net Asset Value .................................          B-21
Investment Performance Information ...............................          B-22
Appendix-- Description of Ratings of Bonds
  and Preferred Stock ............................................          B-24


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          The following Information supplements that in the Prospectus

                                   INVESTMENTS

Equity Securities

     Because the Fund may invest without limit in the common stocks of both domestic and foreign issuers, an investment in the Fund should be made with an understanding of the risks inherent in any investment in common stocks including the risk that the financial condition of the issuers of the Fund's portfolio securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the securities and thus in the value of the Fund's Shares). Additional risks include risks associated with the right to receive payments from the issuer which is generally inferior to the rights of creditors of, or holders of debt obligations or preferred stock issued by, the issuer.

     Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of debt securities. The issuance of debt securities or even preferred stock by an issuer will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (which value will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the common stocks remain outstanding. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. The value of the common stocks in the Fund's portfolio thus may be expected to fluctuate.

     Preferred stocks are usually entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stocks. Such securities may pay cumulative dividends. Because the dividend rate is pre-established, and they are senior to common stocks, such securities tend to have less possibility of capital appreciation.

     Some of the securities in the Fund may be in the form of depository receipts. Depository receipts usually represent common stock or other equity securities of non-U.S. issuers deposited with a custodian in a depository. The underlying securities are usually withdrawable at any time by surrendering the depository receipt. Depository receipts are usually denominated in U.S. dollars and dividends and other payments from the issuer are converted by the custodian into U.S. dollars before payment to receipt holders. In other respects depository receipts for foreign securities have the same characteristics as the underlying securities. Depository receipts that are not sponsored by the issuer may be less liquid and there may be less readily available public information about the issuer.

Nonconvertible Fixed Income Securities

     The category of fixed income securities which are not convertible or exchangeable for common stock includes preferred stocks, bonds, debentures, notes, asset and mortgage backed securities and money market instruments such as

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commercial paper and bankers acceptances.  There is no minimum credit rating for these securities in which the Fund may invest. Accordingly, the Fund could invest in securities in default although the Fund will not invest more than 5% of its assets in such securities.

     Up to 25% of the Fund's assets may be invested in lower quality debt securities although the Fund does not expect to invest more than 10% of its assets in such securities. The market values of lower quality fixed income securities tend to be less sensitive to changes in prevailing interest rates than higher-quality securities but more sensitive to individual corporate developments than higher-quality securities. Such lower-quality securities also tend to be more sensitive to economic conditions than are higher-quality securities. Accordingly, these lower-quality securities are considered predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with the terms of the obligation and will generally involve more credit risk than securities in the higher-quality categories. Even securities rated Baa or BBB by Moody's and S&P, respectively, which ratings are considered investment grade, possess some speculative characteristics. There are risks involved in applying credit ratings as a method for evaluating high yield obligations in that credit ratings evaluate the safety of principal and interest payments, not market value risk. In addition, credit rating agencies may not change credit ratings on a timely basis to reflect changes in economic or company conditions that affect a security's market value. The Fund will rely on the Adviser's judgment, analysis and experience in evaluating the creditworthiness of an issuer. In this evaluation, the Adviser will take into consideration, among other things, the issuer's financial resources and ability to cover its interest and fixed charges, factors relating to the issuer's industry and its sensitivity to economic conditions and trends, its operating history, the quality of the issuer's management and regulatory matters.

     The risk of loss due to default by the issuer is significantly greater for the holders of lower quality securities because such securities are generally unsecured and are often subordinated to other obligations of the issuer. During an economic downturn or a sustained period of rising interest rates, highly leveraged issuers of lower quality securities may experience financial stress and may not have sufficient revenues to meet their interest payment obligations. An issuer's ability to service its debt obligations may also be adversely affected by specific corporate developments, its inability to meet specific projected business forecasts, or the unavailability of additional financing.

     Factors adversely affecting the market value of high yield and other securities will adversely affect the Fund's net asset value. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal of or interest on its portfolio holdings.

     From time to time, proposals have been discussed regarding new legislation designed to limit the use of certain high yield debt securities by issuers in connection with leveraged buy-outs, mergers and acquisitions, or to limit the deductibility of interest payments on such securities. Such proposals, if enacted into law, could reduce the market for such debt securities generally, could negatively affect the financial condition of issuers of high yield securities by removing or reducing a source of future financing, and could negatively affect the value of specific high yield issues and the high yield market in general. For example, under a provision of the Internal Revenue Code enacted in 1989, a corporate issuer may be limited from deducting all of the original issue discount on high-yield discount obligations (i.e., certain types of debt securities issued at a significant discount to their face amount). The likelihood of passage of any additional legislation or the effect thereof is uncertain.

     The secondary trading market for lower-quality fixed income securities is generally not as liquid as the secondary market for higher-quality securities and is very thin for some securities. The relative lack of an active secondary

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market may have an  adverse  impact on market  price and the  Fund's  ability to dispose of particular issues when necessary to meet the Fund's liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. The relative lack of an active secondary market for certain securities may also make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing the Fund's portfolio. Market quotations are generally available on many high yield issues only from a limited number of dealers and may not necessarily represent firm bids of such dealers or prices for actual sales. During such times, the responsibility of the Fund's Board of Directors to value the securities becomes more difficult and judgment plays a greater role in valuation because there is less reliable, objective data available.

Asset-Backed and Mortgage-Backed Securities

     Prepayments of principal may be made at any time on the obligations underlying asset and mortgage backed securities and are passed on to the holders of the asset and mortgage backed securities. As a result, if the Fund purchases such a security at a premium, faster than expected prepayments will reduce and slower than expected prepayments will increase yield to maturity. Conversely, if the Fund purchases these securities at a discount, faster than expected prepayments will increase, while slower than expected prepayments will reduce, yield to maturity.

Convertible Securities

     The Adviser believes that opportunities for capital appreciation may also be found in convertible securities and the Fund may invest without limit in convertible securities. This is particularly true in the case of companies that have performed below expectations at the time the convertible security was issued. If the company's performance has been poor enough, its convertible debt securities will trade more like common stock than like a fixed-income security and may result in above average appreciation once it becomes apparent that performance is improving. Even if the credit quality of the company is not in question, the market price of the convertible security will often reflect little or no element of conversion value if the price of its common stock has fallen substantially below the conversion price. This leads to the possibility of capital appreciation if the price of the common stock recovers.


     Many convertible securities are not investment grade, that is, not rated BBB or better by Standard & Poor's Rating Group ("S&P") or Baa or better by Moody's Investors Service, Inc. ("Moody's") and not considered by the Adviser to be of equivalent credit quality.


     The Fund may invest up to 25% of its assets in convertible securities rated, at the time of investment, less than BBB by S&P or Baa by Moody's or are unrated but of equivalent credit quality in the judgment of the Adviser. Securities which are not investment grade are viewed by the rating agencies as being predominantly speculative in character and are characterized by substantial risk concerning payments of interest and principal, sensitivity to economic conditions and changes in interest rates, as well as by market price volatility and/or relative lack of secondary market trading among other risks and may involve major risk exposure to adverse conditions or be in default. However, the Fund does not expect to invest more than 5% of its assets in securities which are in default at the time of investment and will invest in such securities only when the Adviser expects that the securities will appreciate in value. There is no minimum rating of securities in which the Fund may invest. Securities rated less than BBB by S&P or Baa by Moody's or comparable unrated securities are typically referred to as "junk bonds." For further information regarding lower rated securities and the risk associated

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therewith,  see the  Description  of Corporate  Bond and Corporate  Debt Ratings
attached hereto as an Appendix.

     Some of the convertible securities in the Fund portfolio may be "Pay-In-Kind" securities. During a designated period from original issuance, the issuer of such a security may pay dividends or interest to the holder by issuing additional fully paid and nonassessable shares or units of the same or another specified security.

Sovereign Debt Securities

     The Fund may invest in securities issued by any country and denominated in any currency, but expects that it generally will invest in developed countries including Australia, Canada, Finland, France, Germany, Hong Kong, Italy, Japan, New Zealand, Norway, Spain, Sweden, the United Kingdom and the United States. The obligations of governmental entities have various kinds of government support and include obligations issued or guaranteed by governmental entities with taxing power. These obligations may or may not be supported by the full faith and credit of a government. The Fund will invest in government securities of issuers considered stable by the Adviser, based on its analysis of factors such as general political or economic conditions relating to the government and the likelihood of expropriation, nationalization, freezes or confiscation of private property. The Adviser does not believe that the credit risk inherent in the obligations of one stable government is necessarily significantly greater than that of another. Except for the fact that the Fund may invest up to 100% of its assets in U.S. government securities for temporary defensive purposes and except for the absence of currency exchange volatility, the Fund would utilize the same factors in determining whether and to what extent to invest in U.S. government securities as with respect to debt securities of other sovereign issuers.

     The Fund may also purchase securities issued by semi-governmental or supranational agencies such as the Asian Development Bank, the International Bank for Reconstructional Development, the Export-Import Bank and the European Investment Bank. The governmental members, or "stockholders," usually make initial capital contributions to the supranational entity and in many cases are committed to make additional capital contributions if the supranational entity is unable to repay its borrowings.

     The Fund may invest in securities denominated in a multi-national currency unit. An illustration of a multi-national currency unit is the European Currency Unit (the "ECU"), which is a "basket" consisting of specified amounts of the currencies of the member states of the European Community, a Western European economic cooperative organization that includes France, Germany, The Netherlands, the United Kingdom and other countries. The specific amounts of currencies comprising the ECU may be adjusted by the Council of Ministers of the European Community to reflect changes in relative values of the underlying currencies. Such investments involve credit risks associated with the issuer and currency risks associated with the currency in which the obligation is denominated.

Securities Subject to Reorganization

     The Fund may invest without limit in securities for which a tender or exchange offer has been made or announced and in securities of companies for which a merger, consolidation, liquidation or reorganization proposal has been announced if, in the judgment of Gabelli Funds, Inc. (the "Adviser"), there is a reasonable prospect of high total return significantly greater than the brokerage and other transaction expenses involved.

     In general,  securities  which are the subject of such an offer or proposal

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sell at a  premium  to their  historic  market  price  immediately  prior to the announcement of the offer or may also discount what the stated or appraised value of the security would be if the contemplated transaction were approved or
consummated.   Such   investments   may  be   advantageous   when  the  discount
significantly overstates the risk of the contingencies involved; significantly undervalues the securities, assets or cash to be received by shareholders of the prospective portfolio company as a result of the contemplated transaction; or fails adequately to recognize the possibility that the offer or proposal may be replaced or superseded by an offer or proposal of greater value. The evaluation of such contingencies requires unusually broad knowledge and experience on the part of the Adviser which must appraise not only the value of the issuer and its component businesses as well as the assets or securities to be received as a result of the contemplated transaction but also the financial resources and business motivation of the offeror and the dynamics and business climate when the offer of proposal is in process. Since such investments are ordinarily short-term in nature, they will tend to increase the turnover ratio of the Funds thereby increasing its brokerage and other transaction expenses as well as make it more difficult for the Fund to meet the tests for favorable tax treatment as a "Regulated Investment Company" under the Internal Revenue Code of 1986, as
amended  (the  "Code")  (see  "Dividends,   Distributions   and  Taxes"  in  the
Prospectus). The Adviser intends to select investments of the type described which, in its view, have a reasonable prospect of capital appreciation which is significant in relation to both risk involved and the potential of available alternate investments as well as to monitor the effect of such investments on the tax qualification test of the Code.

Options

     The Fund may purchase or sell options on individual securities as well as on indices of securities as a means of achieving additional return or of hedging the value of the Fund's portfolio.

     A call option is a contract that gives the holder of the option the right, in return for a premium paid, to buy from the seller the security underlying the option at a specified exercise price at any time during the term of the option or, in some cases, only at the end of the term of the option. The seller of the call option has the obligation upon exercise of the option to deliver the underlying security upon payment of the exercise price. A put option is a contract that gives the holder of the option the right in return for a premium to sell to the seller the underlying security at a specified price. The seller of the put option, on the other hand, has the obligation to buy the underlying security upon exercise at the exercise price. The Fund's transactions in options may be subject to specific segregation requirements.
See "Hedging Transactions" below.

     If the Fund has sold an option, it may terminate its obligation by effecting a closing purchase transaction. This is accomplished by purchasing an option of the same series as the option previously sold. There can be no assurance that a closing purchase transaction can be effected when the Fund so desires.

     The purchaser of an option risks a total loss of the premium paid for the option if the price of the underlying security does not increase or decrease sufficiently to justify exercise. The seller of an option, on the other hand, will recognize the premium as income if the option expires unexercised but foregoes any capital appreciation in excess of the exercise price in the case of a call option and may be required to pay a price in excess of current market value in the case of a put option. Options purchased and sold other than on an exchange in private transactions also impose on the fund the credit risk that the counterparty will fail to honor its obligations. The Fund will not purchase options if, as a result, the aggregate cost of all outstanding options exceeds 10% of the Fund's assets. To the extent that puts, straddles and similar

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investment  strategies  involve  instruments  regulated by the Commodity Futures
Trading Commission the Fund is limited to an investment not in excess of 5% of its total assets.

Warrants and Rights

     The Fund may invest up to 5% of its total assets in warrants or rights (other than those acquired in units or attached to other securities) which entitle the holder to buy equity securities at a specific price for or at the end of a specific period of time. The Fund will not invest more than 2% of its total assets in warrants or rights which are not listed on the New York or American Stock Exchanges.

When Issued, Delayed Delivery Securities and Forward Commitments

     The Fund may enter into forward commitments for the purchase or sale of securities, including on a "when issued" or "delayed delivery" basis in excess of customary settlement periods for the type of security involved. In some cases, a forward commitment may be conditioned upon the occurrence of a subsequent event, such as approval and consummation of a merger, corporate reorganization or debt restructuring, i.e., a when, as and if issued security. When such transactions are negotiated, the price is fixed at the time of the commitment, with payment and delivery taking place in the future, generally a month or more after the date of the commitment. While the Fund will only enter into a forward commitment with the intention of actually acquiring the security, the Fund may sell the security before the settlement date if it is deemed advisable.

     Securities purchased under a forward commitment are subject to market fluctuation, and no interest (or dividends) accrues to the Fund prior to the settlement date. The Fund will segregate with its custodian cash or liquid high-grade debt securities with the Fund's custodian in an aggregate amount at least equal to the amount of its outstanding forward commitments.

Unseasoned Companies

     The Fund may invest in securities of unseasoned companies. In view of the limited liquidity, more speculative prospects and price volatility, the Fund will not invest more than 10% of the Fund's assets (at the time of purchase) in securities of companies (including predecessors) that have operated less than three years.

Short Sales

     The Fund may make short sales of securities. A short sale is a transaction in which the Fund sells a security it does not own in anticipation that the market price of that security will decline. The Fund expects to make short sales both to obtain capital gains from anticipated declines in securities and as a form of hedging to offset potential declines in long positions in the same or similar securities. The short sale of a security is considered a speculative investment technique.

     When the Fund makes a short sale, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale in order to satisfy its obligation to deliver the security upon conclusion of the sale. The Fund may have to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

     The Fund's obligation to replace the borrowed security will be secured by collateral deposited with the broker-dealer, usually cash, U.S. government securities or other highly liquid securities. The Fund will also be required to deposit similar collateral with its Custodian to the extent, if any, necessary so that the value of both collateral deposits in the aggregate is at all times

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equal to the greater of the price at which the security is sold short or 100% of the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer. If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a capital gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Fund's gain is limited to the price at which it sold the security short, its potential loss is theoretically unlimited.

     The market value of the securities sold short of any one issuer will not exceed either 5% of the Fund's total assets or 5% of such issuer's voting securities. The Fund will not make a short sale, if, after giving effect to such sale, the market value of all securities sold short exceeds 25% of the value of its assets or the Fund's aggregate short sales of a particular class of securities exceeds 25% of the outstanding securities of that class. The Fund may also make short sales "against the box" without respect to such limitations. In this type of short sale, at the time of the sale, the Fund owns or has the immediate and unconditional right to acquire at no additional cost the identical security.

Restricted and Illiquid Securities

     The Fund may invest up to a total of 10% of its net assets in securities that are subject to restrictions on resale and securities the markets for which are illiquid. Illiquid securities include most of the securities the disposition of which is subject to substantial legal or contractual restrictions. The sale of illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale. Securities freely salable among qualified institutional investors under special rules adopted by the Securities and Exchange Commission or otherwise determined to be liquid may be treated as liquid if they satisfy liquidity standards established by the Board of Directors. The continued liquidity of such securities is not as well assured as that of publicly traded securities, and accordingly the Board of Directors will monitor their liquidity. The Board will review pertinent factors such as trading activity, reliability of price information and trading patterns of comparable securities in determining whether to treat any such security as liquid for purposes of the foregoing 10% test. To the extent the Board treats such securities as liquid, temporary impairments to trading patterns of such securities may adversely affect the Fund's liquidity.

Repurchase Agreements

     The Fund may invest in repurchase agreements, which are agreements pursuant to which securities are acquired by the Fund from a third party with the understanding that they will be repurchased by the seller at a fixed price on an agreed date. These agreements may be made with respect to any of the portfolio securities in which the Fund is authorized to invest. Repurchase agreements may be characterized as loans secured by the underlying securities. The Fund may enter into repurchase agreements with (i) member banks of the Federal Reserve System having total assets in excess of $500 million and (ii) securities dealers, provided that such banks or dealers meet the creditworthiness standards established by the Fund's board of directors ("Qualified Institutions"). The

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Adviser will monitor the continued  creditworthiness of Qualified  Institutions, subject to the supervision of the Fund's board of directors. The resale price reflects the purchase price plus an agreed upon market rate of interest which is unrelated to the coupon rate or date of maturity of the purchased security. The collateral is marked to market daily. Such agreements permit the Fund to keep all its assets earning interest while retaining "overnight" flexibility in pursuit of investments of a longer-term nature.

     The use of repurchase agreements involves certain risks. For example, if the seller of securities under a repurchase agreement defaults on its obligation to repurchase the underlying securities, as a result of its bankruptcy or otherwise, the Fund will seek to dispose of such securities, which action could involve costs or delays. If the seller becomes insolvent and subject to liquidation or reorganization under applicable bankruptcy or other laws, the Fund's ability to dispose of the underlying securities may be restricted. Finally, it is possible that the Fund may not be able to substantiate its interest in the underlying securities. To minimize this risk, the securities underlying the repurchase agreement will be held by the Fund's custodian at all times in an amount at least equal to the repurchase price, including accrued interest. If the seller fails to repurchase the securities, the Fund may suffer a loss to the extent proceeds from the sale of the underlying securities are less than the repurchase price. The Fund will not enter into repurchase agreements of a duration of more than seven days if taken together with all other illiquid securities in the Fund's portfolio, more than 10% of its total assets would be so invested.

Loans of Portfolio Securities

     To  increase  income,  the  Fund  may  lend  its  portfolio  securities  to securities broker-dealers or financial institutions if (1) the loan is collateralized in accordance with applicable regulatory requirements including collaterization continuously at no less than 100% by marking to market daily,
(2) the loan is subject to termination by the Fund at any time, (3) the Fund receives reasonable interest or fee payments on the loan, (4) the Fund is able to exercise all voting rights with respect to the loaned securities and (5) the loan will not cause the value of all loaned securities to exceed 33% of the value of the Fund's assets.

     If the borrower fails to maintain the requisite amount of collateral, the loan automatically terminates and the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over the value of the collateral. As with any extension of credit, there are risks of delay in recovery and in some cases even loss of rights in collateral should the borrower of the securities fail financially.

Borrowing

     The Fund may not borrow money except for (1) short-term credits from banks as may be necessary for the clearance of portfolio transactions, and (2) borrowings from banks for temporary or emergency purposes, including the meeting of redemption requests, which would otherwise require the untimely disposition of its portfolio securities. Borrowing may not, in the aggregate, exceed 15% of assets after giving effect to the borrowing and borrowing for purposes other than meeting redemptions may not exceed 5% of the value of the Fund's assets after giving effect to the borrowing. The Fund will not make additional investments when borrowings exceed 5% of assets. The Fund may mortgage, pledge or hypothecate assets to secure such borrowings.

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Hedging Transactions

     Futures Contracts. The Fund may enter into futures contracts only for certain bona fide hedging, yield enhancement and risk management purposes. The Fund may enter into futures contracts for the purchase or sale of debt securities, debt instruments, or indices of prices thereof, stock index futures, other financial indices, and U.S. Government Securities.

     A "sale" of a futures contract (or a "short" futures position) means the assumption of a contractual obligation to deliver the securities underlying the contract at a specified price at a specified future time. A "purchase" of a futures contract (or a "long" futures position) means the assumption of a contractual obligation to acquire the securities underlying the contract at a specified price at a specified future time.

     Certain futures contracts are settled on a net cash payment basis rather than by the sale and delivery of the securities underlying the futures contracts. U.S. futures contracts have been designed by exchanges that have been designated as "contract markets" by the Commodity Futures Trading Commission (the "CFTC"), an agency of the U.S. Government, and must be executed through a futures commission merchant (i.e., a brokerage firm) which is a member of the relevant contract market. Futures contracts trade on these contract markets and the exchange's affiliated clearing organization guarantees performance of the contracts as between the clearing members of the exchange.

     These contracts entail certain risks, including but not limited to the following: no assurance that futures contracts transactions can be offset at favorable prices, possible reduction of the Fund's yield due to the use of hedging, possible reduction in value of both the securities hedged and the hedging instrument, possible lack of liquidity due to daily limits on price fluctuation, imperfect correlation between the contracts and the securities being hedged, and potential losses in excess of the amount invested in the futures contracts themselves.

     Currency Transactions. The Fund may enter into various currency transactions, including forward foreign currency contracts, currency swaps, foreign currency or currency index futures contracts and put and call options on such contracts or on currencies. A forward foreign currency contract involves an obligation to purchase or sell a specific currency for a set price at a future date. A currency swap is an arrangement whereby each party exchanges one currency for another on a particular date and agrees to reverse the exchange on a later date at a specific exchange rate. Forward foreign currency contracts and currency swaps are established in the interbank market conducted directly between currency traders (usually large commercial banks or other financial institutions) on behalf of their customers. Futures contracts are similar to forward contracts except that they are traded on an organized exchange and the obligations thereunder may be offset by taking an equal but opposite position to the original contract, with profit or loss determined by the relative prices between the opening and offsetting positions. The Fund expects to enter into these currency contracts and swaps in primarily the following circumstances: to "lock in" the U.S. dollar equivalent price of a security the Fund is contemplating to buy or sell that is denominated in a non-U.S. currency; or to protect against a decline against the U.S. dollar of the currency of a particular country to which the Fund's portfolio has exposure. The Fund anticipates seeking to achieve the same economic result by utilizing from time to time for such hedging a currency different from the one of the given portfolio security as long as, in the view of the Adviser, such currency is essentially correlated to the currency of the relevant portfolio security based on historic and expected exchange rate patterns.

     Although the Adviser has no current intention of using such instruments on behalf of the Fund, it may choose to do so at a future date depending upon market conditions prevailing at such time and the perceived investment needs of

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--------------------------------------------------------------------------------

the Fund. Futures contracts, interest rate swaps, options on securities, indices and futures contracts and certain currency contracts sold by the Fund are generally subject to segregation and coverage requirements with the result that, if the Trust does not hold the security or futures contract underlying the instrument, the Fund will be required to segregate on an ongoing basis with its custodian, cash, U.S. government securities, or other high grade liquid debt obligations in an amount at least equal to the Fund's obligations with respect to such instruments. Such amounts fluctuate as the obligations increase or decrease. The segregation requirement can result in the Fund maintaining securities positions it would otherwise liquidate or segregating assets at a time when it might be disadvantageous to do so.

                                   THE ADVISER

     The Adviser is a New York corporation with principal offices located at One Corporate Center, Rye, New York 10580-1434.

     Pursuant to an Investment Advisory Contract which was approved by the Fund's sole shareholder on March 12, 1993 the Adviser furnishes a continuous investment program for the Fund's portfolio, makes the day-to-day investment decisions for the Fund, arranges the portfolio transactions for the Fund and generally manages the Fund's investments in accordance with the stated policies of the Fund, subject to the general supervision of the Board of Directors of the Corporation.

     Under the Investment Advisory Contract, the Adviser also (1) provides the Fund with the services of persons competent to perform such supervisory, administrative, and clerical functions as are necessary to provide efficient administration of the Fund, including maintaining certain books and records and overseeing the activities of the Fund's Custodian and Transfer Agent; (2) oversees the performance of administrative and professional services provided to the Fund by others, including the Fund's Custodian, Transfer Agent and Dividend Disbursing Agent, as well as legal, accounting, auditing and other services performed for the Fund; (3) provides the Fund, if requested, with adequate office space and facilities: (4) prepares, but does not pay for, periodic updating of the Fund's registration statement, Prospectus and Statement of Additional Information, including the printing of such documents for the purpose of filings with the Securities and Exchange Commission; (5) supervises the calculation of the net asset value of shares of the Fund; (6) prepares, but does not pay for, all filings under state "Blue Sky" laws of such states or countries as are designated by the Distributor, which may be required to register or qualify, or continue the registration or qualification, of the Fund and/or its shares under such laws; and (7) prepares notices and agendas for meetings of the Fund's Board of Directors and minutes of such meetings in all matters required by the Investment Company Act of 1940 (the "Act") to be acted upon by the Board.

     The Adviser has entered into an Administration Contract with Furman Selz Incorporated (the "Administrator") pursuant to which the Administrator provides certain administrative services necessary for the Fund's operations but which do not concern the investment advisory and portfolio management services provided by the Adviser. For such services and the related expenses borne by the Administrator, the Adviser pays a monthly fee at the annual rate of .10% of the average net assets of the Fund (minimum annual fee of $40,000 and subject to reduction to .075% on assets of the Gabelli funds under its administration from $350 million up to $600 million and .06% in excess of $600 million) which, together with the services to be rendered, is subject to negotiation between the parties and both parties retain the right unilaterally to terminate the arrangement on not less than 60 days' notice.

     The Investment Advisory Contract provides that absent willful misfeasance, bad faith, gross negligence or reckless disregard of its duty, the Adviser and

--------------------------------------------------------------------------------
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


--------------------------------------------------------------------------------

its employees, officers, directors and controlling persons are not liable to the Fund or any of its investors for any act or omission by the Adviser or for any error of judgment or for losses sustained by the Fund. However, the Contract provides that the Fund is not waiving any rights it may have with respect to any violation of law which cannot be waived. The Contract also provides indemnification for the Adviser and each of these persons for any conduct for which they are not liable to the Fund. The Investment Advisory Contract in no way restricts the Adviser from acting as adviser to others. The Fund has agreed by the terms of the Investment Advisory Contract that the word "Gabelli" in its name is derived from the name of the Adviser which in turn is derived from the name of Mario J. Gabelli; that such name is the property of the Adviser for copyright and/or other purposes; and that therefore, such name may freely be used by the Adviser for other investment companies, entities or products. The Fund has further agreed that in the event that for any reason, the Adviser ceases to be its investment adviser, the Fund will, unless the Adviser otherwise consents in writing, promptly take all steps necessary to change its name to one which does not include "Gabelli."

     The Investment Advisory Contract is terminable without penalty by the Corporation on not more than sixty days' written notice when authorized by the Directors of the Corporation, by the holders of a majority, as defined in the Act, of the outstanding shares of the Corporation, or by the Adviser. The Investment Advisory Contract will automatically terminate in the event of its assignment, as defined in the Act and rules thereunder except to the extent otherwise provided by order of the Commission or any rule under the Act and except to the extent the Act no longer provides for automatic termination, in which case the approval of a majority of the disinterested directors is required for any "assignment." The Investment Advisory Contract provides in effect, that unless terminated it will remain in effect so long as continuance of the Investment Advisory Contract is approved annually by the Directors of the Fund, or the shareholders of the Fund and in either case, by a majority vote of the Directors who are not parties to the Investment Advisory Contract or "interested persons" as defined in the Act of any such person cast in person at a meeting called specifically for the purpose of voting on the continuance of the Investment Advisory Contract.


     The Investment Advisory Contract also provides that the Adviser is obligated to reimburse to the Fund any amount up to the amount of its advisory fee by which its aggregate expenses including advisory fees payable to the Adviser (but excluding interest, taxes, Rule 12b-1 expenses, brokerage commissions, extraordinary expenses and any other expenses not subject to any applicable expense limitation) during the portion of any fiscal year in which the Contract is in effect exceed the most restrictive expense limitation imposed by the securities law of any jurisdiction in which the shares of the Fund are registered or qualified for sale. Such limitation is currently believed to be 2.5% of the first $30 million of average net assets, 2.0% of the next $70 million of average net assets and 1.5% of average net assets in excess of $100 million. For the period from May 14, 1993 (Commencement of Operations) through December 31, 1993, the Adviser was entitled to fees of $78,527; however, $63,852 of these fees were waived by the Adviser. For the fiscal year ended December 31, 1994, the Adviser was entitled to fees of $275,496; however, $39,102 of these fees were voluntarily used by the Adviser to assume expenses of the Fund. For the six month period ended June 30, 1995, the Adviser was entitled to fees of $114,452. For purposes of this expense limitation Fund expenses are accrued monthly and the monthly fee otherwise payable to the Adviser will be postponed to the extent that the includable Fund expenses to date exceed the proportionate amount of such limitation to date.


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                                 THE DISTRIBUTOR

     The  Corporation  on behalf  of the Fund has  entered  into a  Distribution
Agreement with Gabelli & Company, Inc. (the "Distributor"), a New York corporation which is a subsidiary of Gabelli Funds, Inc., having principal offices located at One Corporate Center, Rye, New York 10580-1434. The Distributor acts as agent of the Fund for the continuous offering of its shares on a best efforts basis.

     The Distribution Agreement is terminable by the Distributor or the Corporation at any time without penalty on not more than sixty nor less than thirty days' written notice, provided, that termination by the Corporation must be directed or approved by the Board of Directors of the Corporation, by the vote of the holders of a majority of the outstanding securities of the Corporation, or by written consent of a majority of the directors who are not interested persons of the Corporation or the Distributor. The Distribution Agreement will automatically terminate in the event of its assignment, as defined in the Act. The Distribution Agreement provides that, unless terminated, it will remain in effect so long as continuance of the Distribution Agreement is approved annually by the Corporation's Board of Directors or by a majority of the outstanding voting securities of the Corporation, and in either case, also by a majority of the Directors who are not interested persons of the Corporation or the Distributor.

     During the fiscal year ended December 31, 1994, the Fund paid distribution expenses under the Distribution Plan of $68,879. Of this amount paid by the Fund, pursuant to the Distribution Plan, $1,838 was spent on advertising, $24,015 on printing, postage and stationery, $8,161 on overhead support expenses and $34,865 on salaries of personnel of the Distributor.

                             DIRECTORS AND OFFICERS

     The Directors and Executive Officers of the Corporation, their principal business occupations during the last five years and their affiliations, if any, with the Adviser or the Administrator, are shown below. Directors deemed to be "interested persons" of the Fund for purposes of the Investment Company Act of 1940 are indicated by an asterisk.


                                        Principal Occupations During Last Five
                                        Year; Affiliations
Name, Position with Fund and Address    with the Adviser or Administrator.
------------------------------------    ----------------------------------------


Mario J. Gabelli*                       Chairman,   President,  Chief  Executive
President, Director and                 Officer and a Director of Gabelli Funds,
Chief Investment Officer                Inc.,   the  Adviser  and  the  indirect
One Corporate Center                    parent of Gabelli & Company,  Inc.,  the
Rye, New York 10580                     Distributor;  Chairman,  Chief Executive
Age: 52                                 Officer,  Chief  Investment  Officer  of
                                        GAMCO  Investors,  Inc.;  President  and
                                        Chairman  of The Gabelli  Equity  Trust,
                                        Inc.;   President,    Chief   Investment
                                        Officer and  Director of Gabelli  Equity
                                        Series  Funds,   Inc.,   Gabelli  Global
                                        Series Funds,  Inc., The Gabelli Capital
                                        Series Funds, Inc. and The Gabelli Value
                                        Fund  Inc.,   The  Gabelli   Convertible
                                        Securities Fund, Inc. and Trustee of The
                                        Gabelli Asset Fund;  The Gabelli  Growth
                                        Fund and The Gabelli Money Market Funds;
                                        Chairman    and    Director   of   Lynch
                                        Corporation   and  The  Gabelli   Global
                                        Governments Fund; Director and Adviser of Gabelli International Ltd.; Director of the Morgan Group, Inc.


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                                                                            B-13

                                        Principal Occupations During Last Five
                                        Year; Affiliations
Name, Position with Fund and Address    with the Adviser or Administrator.
------------------------------------    ----------------------------------------


Anthony J. Colavita                     President and Attorney at law in the law
Director                                firm of Anthony J. Colavita,  P.C. since
575 White Plains Road                   1961;  Former  member  of the  New  York
Eastchester, New York 10709             State Thruway Authority; Former counsel,
Age: 59                                 New York State Assembly; Director of The
                                        Gabelli Value Fund Inc.,  Gabelli Global
                                        Series   Funds,    Inc.,   The   Gabelli
                                        Convertible  Securities  Fund, Inc., The
                                        Gabelli Capital Series Funds,  Inc., The
                                        Gabelli  Global   Governments  Fund  and
                                        Gabelli   Equity  Series  Funds,   Inc.;
                                        Trustee of The Gabelli  Asset Fund,  The
                                        Gabelli Money Market Funds,  The Gabelli
                                        Growth Fund and The Westwood Funds.


Vincent D. Enright                      Senior Vice  President of Brooklyn Union
Director                                Gas Company;  Director of Gabelli Equity
One Metro Tech Center                   Series  Funds,   Inc.;  Trustee  of  The
Brooklyn, New York 11201                Gabelli Money Market Funds.
Age: 51


Karl Otto Pohl*                         Partner  of  Sal  Oppenheim  Jr.  & Cie.
Director                                (private    investment   bank);   Former
One Corporate Center                    President  of  the  Deutsche  Bundesbank
Rye, New York 10580                     (Germany's Central Bank) and Chairman of
Age: 64                                 its Central  Bank  Council  (1980-1991);
                                        Currently  board  member  of  IBM  World
                                        Trade  Europe/Middle  East/Africa Corp.;
                                        Bertelsmann          AG;          Zurich
                                        Versicherungs-Gesellshaft   (insurance);
                                        the  International   Advisory  Board  of
                                        General    Electric     Company;     the
                                        International  Council  for JP  Morgan &
                                        Co.; the Board of Supervisory  Directors
                                        of ROBECo/o  Group;  and the Supervisory
                                        Board   of   Royal   Dutch    (petroleum
                                        company);  Advisory Director of Unilever
                                        N.V.  and Unilever  Deutschland;  German
                                        Governor,  International  Monetary  Fund
                                        (1980-1991);   Board  Member,  Bank  for
                                        International  Settlements  (1980-1991);
                                        Chairman,  European  Economic  Community
                                        Central  Bank   Governors   (1990-1991);
                                        Director/Trustee of all Funds managed by the Adviser.


Werner Roeder, M.D.                     Director of Surgery,  Lawrence  Hospital
Director                                and   practicing    private   physician.
One Corporate Center                    Director of Gabelli Global Series Funds,
Rye, New York 10580                     Inc.,  The Gabelli  Capital Series Fund,
Age: 54                                 Inc.,  The  Gabelli  Global  Governments
                                        Fund and Gabelli Gold Fund, Inc.


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                                        Principal Occupations During Last Five
                                        Year; Affiliations
Name, Position with Fund and Address    with the Adviser or Administrator.
------------------------------------    ----------------------------------------


Bruce N. Alpert                         Vice  President,   Treasurer  and  Chief
Vice President and                      Financial and Administrative  Officer of
Treasurer                               the investment  advisory division of the
One Corporate Center                    Adviser, Treasurer of The Gabelli Equity
Rye, New York 10580                     Trust  Inc.,   and  the  Gabelli  Global
Age: 43                                 Multimedia Trust Inc. Vice President and
                                        Treasurer  of  The  Gabelli  Convertible
                                        Securities  Fund,  Inc.;  Gabelli Equity
                                        Series Funds,  Inc.;  Gabelli Gold Fund,
                                        Inc.;   Gabelli  Capital  Series  Funds;
                                        Gabelli  Global Series Funds,  Inc.; The
                                        Gabelli Money Market Funds;  The Gabelli
                                        Value Fund Inc.; President and Treasurer
                                        of  The  Gabelli   Asset  Fund  and  The
                                        Gabelli  Growth Fund.  Vice President of
                                        The Westwood  Funds and Manager of Teton
                                        Advisers LLC.


James E. McKee                          Vice  President  and General  Counsel of
Secretary                               GAMCO Investors,  Inc. since 1993 and of
One Corporate Center                    Gabelli  Funds,  Inc. since August 1995;
Rye, New York 10580                     Secretary   of  all  Funds   advised  by
Age:                                    Gabelli Funds,  Inc., and Teton Advisers
                                        LLC since August 1995. Branch Chief with
                                        the   U.S.   Securities   and   Exchange
                                        Commission  in  New  York  1992  through
                                        1993.   Staff  attorney  with  the  U.S.
                                        Securities  and Exchange  Commission  in
                                        New York from 1989 through 1992.


     The Fund pays each Director who is not an employee of the Adviser or an affiliated company an annual fee of $1,000 and $250 for each meeting of the Board of Directors attended by the Director, and reimburses Directors for certain travel and other out-of-pocket expenses incurred by them in connection with attending such meetings. Directors and officers of the Fund who are employed by the Adviser or an affiliated company receive no compensation or expense reimbursement from the Corporation.


     The following table sets forth certain information regarding the compensation of the Fund's directors and officers. Except as disclosed below, no executive officer or person affiliated with the Fund received compensation from the Fund for the calendar year ended December 31, 1994 in excess of $60,000.



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                                                                            B-15

--------------------------------------------------------------------------------

                               COMPENSATION TABLE


-----------------------------------------------------------------------------------------------------------------
Name of Person,        Aggregate Compensa-  Pension or Retirement   Estimated Annual Ben-   Total Compensation
Position               tion from the Fund   Benefits Accrued as     efits Upon Retirement   From the Fund and
                                            Part of Fund Expenses                           Fund Complex Paid to
                                                                                            Directors*
-----------------------------------------------------------------------------------------------------------------
Mario J. Gabelli             $    0                 0                      N/A                 $     0
Chairman of the Board

Vincent D. Enright           $2,000                 0                      N/A                 $17,000 (4)
Director

Anthony J. Colavita          $2,000                 0                      N/A                 $59,500 (10)
Director

Karl Otto Pohl               $1,250                 0                      N/A                 $64,750(12)
Director

Werner Roeder, M.D.          $2,000                 0                      N/A                 $6,000 (3)
Director

-------------
* Represents the total compensation paid to such persons during the calendar year ending December 31, 1994 (and, with respect to the Fund, estimated to be paid during a full calendar year). The parenthetical number represents the number of investment companies (including the Fund) from which such person receives compensation that are considered part of the same fund complex as the Fund, because, among other things, they have a common investment adviser.

     As of the date of this Statement of Additional Information, the Officers and Directors of the Fund as a group owned less than 1% of the outstanding shares.

     As of September 15, 1995, there were no 5% or greater shareholders of the Fund.


                             INVESTMENT RESTRICTIONS

     The Fund's investment objective and the following investment restrictions are fundamental and cannot be changed without the approval of the holders of a majority of the Fund's outstanding voting securities (defined in the 1940 Act as the lesser of (a) more than 50% of the outstanding shares or (b) 67% or more of the shares represented at a meeting at which more than 50% of the outstanding shares are represented). All other investment policies or practices are considered by the Fund not to be fundamental and accordingly may be changed without stockholder approval. If a percentage restriction on investment or use of assets set forth below is adhered to at the time a transaction is effected, later changes in percentage resulting from changing market values or total assets of the Fund will not be considered a deviation from policy. The Fund may not:

     (1) invest 25% or more of the value of its total assets in any one industry or issuer;

     (2) issue senior securities, except that the Fund may borrow money, including on margin if margin securities are owned and enter into reverse repurchase agreements in an amount up to 331/3% of its total assets (including

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the  amount of such  enumerated  senior  securities  issued  but  excluding  any liabilities and indebtedness not constituting senior securities) and except that the Fund may borrow up to an additional 5% of its total assets for temporary purposes; or pledge its assets other than to secure such issuances or in connection  with  hedging  transactions,  short sales,  when-issued  and forward
commitment   transactions  and  similar   investment   strategies.   The  Fund's
obligations under the foregoing types of transactions and investment strategies are not treated as senior securities;

     (3) make loans of money or property to any person, except through loans of portfolio securities, the purchase of fixed income securities or the acquisition of securities subject to repurchase agreements;

     (4) underwrite the securities of other issuers, except to the extent that in connection with the disposition of portfolio securities or the sale of its own shares the Fund may be deemed to be an underwriter.

     (5) invest for the purpose of exercising control over management of any company;

     (6) purchase real estate or interests therein, including limited partnerships that invest primarily in real estate equity interests, other than mortgage-backed securities, publicly traded real estate investment trusts and similar instruments;

     or

     (7) purchase or sell commodities or commodity contracts except for hedging purposes or invest in any oil, gas or mineral interests.

                      PORTFOLIO TRANSACTIONS AND BROKERAGE

     The Adviser is authorized on behalf of the Fund to employ brokers to effect the purchase or sale of portfolio securities with the objective of obtaining prompt, efficient and reliable execution and clearance of such transactions at the most favorable price obtainable ("best execution") at reasonable expense. Transactions in securities other than those for which a securities exchange is the principal market are generally done through a principal market maker. However, such transactions may be effected through a brokerage firm and a commission paid whenever it appears that the broker can obtain a more favorable overall price. In general, there may be no stated commission in the case of securities traded on the over-the-counter markets, but the prices of those securities may include undisclosed commissions or markups. Options transactions will usually be effected through a broker and a commission will be charged. The Fund also expects that securities will be purchased at times in underwritten offerings where the price includes a fixed amount of compensation generally referred to as the underwriter's concession or discount.

     The Adviser currently serves as Adviser to a number of investment company clients and may in the future act as adviser to others. Affiliates of the Adviser act as investment adviser to numerous private accounts. It is the practice of the Adviser and its affiliates to cause purchase and sale transactions to be allocated among the Fund and others whose assets they manage in such manner as it deems equitable. In making such allocations among the Fund and other client accounts, the main factors considered are the respective investment objectives, the relative size of portfolio holdings of the same or comparable securities, the availability of cash for investment, the size of investment commitments generally held and the opinions of the persons responsible for managing the portfolios of the Fund and other client accounts.

     The policy of the Fund regarding purchases and sales of securities and options for its portfolio is that primary consideration will be given to obtaining the most favorable prices and efficient execution of transactions. In

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seeking to implement the Fund's policies,  the Adviser effects transactions with those brokers and dealers who the Adviser believes provide the most favorable prices and are capable of providing efficient executions. If the Adviser believes such price and execution are obtainable from more than one broker or dealer, it may give consideration to placing portfolio transactions with those brokers and dealers who also furnish research and other services to the Fund or the Adviser of the type described in Section 28(e) of the Exchange Act of 1934. In doing so, the Fund may also pay higher commission rates than the lowest available when the Adviser believes it is reasonable to do so in light of the value of the brokerage and research services provided by the broker effecting the transaction. Such services may include, but are not limited to, any one or more of the following: information as to the availability of securities for purchase or sale: statistical or factual information or opinions pertaining to
investment;   wire   services;   and  appraisals  or  evaluations  of  portfolio
securities. For the period from May 14, 1993 (Commencement of Operations) through December 31, 1993 and for the fiscal year ended December 31, 1994 and for the six month period ended June 30, 1995, the Adviser spent a total of $14,811, $66,827 and $63,597, respectively, in brokerage commissions.


     The Adviser may also place orders for the purchase or sale of portfolio securities with Gabelli & Company, Inc. ("Gabelli"), a broker-dealer member of the National Association of Securities Dealers, Inc. and an affiliate of the Adviser, when it appears that, as an introducing broker or otherwise, Gabelli can obtain a price and execution which is at least as favorable as that obtainable by other qualified brokers. The Adviser may also consider sales of shares of the Fund and any other registered investment companies managed by the Adviser and its affiliates by brokers and dealers other than the Distributor as a factor in its selection of brokers and dealers to execute portfolio transactions for the Fund.


     As required by Rule 17e-1 under the Act, the Board of Directors has adopted "Procedures" which provide that the commissions paid to Gabelli on stock exchange transactions may not exceed that which would have been charged by another qualified broker or member firm able to effect the same or a comparable transaction at an equally favorable price. Rule 17e-1 and the Procedures contain requirements that the Board, including its independent Directors, conduct periodic compliance reviews of such brokerage allocations and review such schedule at least annually for its continuing compliance with the foregoing standard. The Adviser and Gabelli are also required to furnish reports and maintain records in connection with such reviews. For the period from May 14, 1993 (Commencement of Operations) through December 31, 1993, and for the fiscal year ended December 31, 1994 and for the six month period ended June 30, 1995, the Fund paid a total of $3,755, $11,397 and $6,012, respectively, in brokerage commissions to Gabelli & Company, Inc. These amounts represent 25.4%, 17.1% and 22.2%, respectively, of the Fund's aggregate brokerage commissions and 28.2%, 26.0% and 25.9%, respectively, of the Fund's aggregate dollar amount of transactions involving the payment of commissions.


     To obtain the best execution of portfolio trades on the New York Stock Exchange ("Exchange"), Gabelli controls and monitors the execution of such transactions on the floor of the Exchange through independent "floor brokers" or through the Designated Order Turnaround ("DOT") System of the Exchange. Such transactions are then cleared, confirmed to the Fund for the account of Gabelli, and settled directly with the Custodian of the Fund by a clearing house member firm which remits the commission less its clearing charges to Gabelli. Gabelli may also effect Fund portfolio transactions in the same manner and pursuant to the same arrangements on other national securities exchanges which adopt direct access rules similar to those of the New York Stock Exchange.

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                        PURCHASE AND REDEMPTION OF SHARES

     Cancellation of purchase orders for Fund shares (as, for example, when checks submitted to purchase shares are returned unpaid) cause a loss to be incurred when the net asset value of the Fund shares on the date of cancellation is less than on the original date of purchase. The investor is responsible for such loss, and the Fund may reimburse shares from any account registered in that shareholder's name, or by seeking other redress. If the Fund is unable to recover any loss to itself, it is the position of the SEC that the Distributor will be immediately obligated to make the Fund whole.

     To minimize expenses, the Fund reserves the right to redeem, upon not less than 30 days notice, all shares of the Fund in an account (other than an IRA) which as a result of shareholder redemption has a value below $500 and has reserved the ability to raise this amount to up to $10,000. However, a shareholder will be allowed to make additional investments prior to the date fixed for redemption to avoid liquidation of the account.

                       DIVIDENDS, DISTRIBUTIONS AND TAXES

General

     The Fund will determine either to distribute or to retain all or part of any net long-term capital gains in any year for reinvestment. If any such gains are retained, the Fund will be subject to a tax of 34% of such amount. In that event, the Fund expects to designate the retained amount as undistributed capital gains in a notice to its shareholders, each of whom (1) will be required to include in income for tax purposes as long-term capital gains, its share of undistributed amount, (2) will be entitled to credit its proportionate share of the tax paid by the Fund against its Federal income tax liability and to claim refunds to the extent the credit exceeds such liability, and (3) will increase its basis in its shares of the Fund by an amount equal to 66% of the amount of undistributed capital gains included in such shareholder's gross income.

     Under the Code, amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% excise tax. To avoid the tax, the Fund must distribute during each calendar year, an amount equal to, at the minimum, the sum of (1) 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year year, (2) 98% of its capital gains in excess of its capital losses for the twelve-month period ending on October 31 of the calendar year, (unless an election is made by a fund with a November or December year-end to use the fund's fiscal year) and (3) all ordinary income and net capital gains for previous years that were not previously distributed. A distribution will be treated as paid during the calendar year if it is paid during the calendar year or declared by the Fund in October, November or December of the year, payable to shareholders of record on a date during such month and paid by the Fund during January of the following year. Any such distributions paid during January of the following year will be deemed to be received on December 31 of the year the distributions are declared, rather than when the distributions are received.

     Gains or losses on the sales of securities by the Fund will be long-term capital gains or losses if the securities have been held by the Fund for more than twelve months. Gains or losses on the sale of securities held for twelve months or less will be short-term capital gains or losses.

     The Fund intends to qualify as a regulated investment company under Subchapter M of the Code. If so qualified, the Fund will not be subject to Federal income tax on its net investment income and net short-term capital gains, if any, realized during any fiscal year in which it distributes such income and capital gains to its shareholders.

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Hedging Transactions

     Certain options, futures contracts and options on futures contracts are "section 1256 contracts". Any gains or losses on section 1256 contracts are generally considered 60% long-term and 40% short-term capital gains or losses ("60/40"). Also, section 1256 contracts held by the Fund at the end of each taxable year are "marked-to-market" with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as 60/40 gain or loss.

     Generally, the heding transactions undertaken by the Fund may result in "straddles" for U.S. Federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the Fund. In addition, losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which such losses are realized.

     Further, the Fund may be required to capitalize, rather than deduct currently, any interest expense on indebtedness incurred or continued to purchase or carry any positions that are part of a straddle. Because only a few regulations implementing the straddle rules have been promulgated, the tax consequences of hedging transactions to the Fund are not entirely clear.

     The Fund may make one or more of the elections available under the Code which are applicable to straddles. If the Fund makes any of the elections, the amount, character and timing of the recognition of gains or losses from the affected straddle positions will be determined under rules that vary according to the election(s) made. The rules applicable under certain of the elections accelerate the recognition of gains or losses from the affected straddle positions.

     Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, and require the capitalization of interest expense, the amount which must be distributed to shareholders, and which will be taxed to shareholders as ordinary income or long-term capital gain, may be increased or decreased substantially as compared to a fund that did not engage in such heding transactions.

     The 30% limitation and the diversification requirements applicable to the Fund's assets may limit the extent to which the Fund will be able to engage in transactions in options, futures contracts and options on futures contracts.

Distributions

     Distributions of investment company taxable income (which includes taxable interest income and the excess of net short-term capital gains over long-term capital losses) are taxable to a U.S. shareholder as ordinary income, whether paid in cash or shares. Dividends paid by the Fund will qualify for the 70% deduction for dividends received by corporations to the extent the Fund's income consists of qualified dividends received from U.S. corporations. Distributions of net capital gains (which consists of the excess of long-term capital gains over net short-term capital losses), if any, are taxable as long-term capital gains, whether paid in cash or in shares, and are not eligible for the dividends received deduction. Shareholders receiving distributions in the form of newly issued shares will have a basis in such shares of the Fund equal to the fair market value of such shares on the distribution date. If the net asset value of shares is reduced below a shareholder's cost as a result of a distribution by the Fund, such distribution will be taxable even though it represents a return of invested capital. The price of shares purchased at this time may reflect the amount of the forthcoming distribution. Those purchasing just prior to a distribution will receive a distribution which will nevertheless be taxable to them.

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Sales of Shares

     Upon a sale or exchange of his or her shares, a shareholder will realize a taxable gain or loss depending upon his or her basis in the shares. Such gain or loss will be treated as a long-term capital gain or loss if the shares have been held for more than one year. Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of. In such case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

     Any loss realized by a shareholder on the sale of Fund shares held by the shareholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any distributions of net capital gains received by the shareholder with respect to such shares.

Backup Withholding

     The Corporation may be required to withhold Federal income tax at the rate of 31% of all taxable distributions payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or who have been notified by the Internal Revenue Service that they are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against a shareholder's Federal income tax liability.

Foreign Withholding Taxes

     Income  received by the Fund from sources within  foreign  countries may be
subject  to  withholding  and  other  taxes  imposed  by  such  countries.   Tax
conventions between certain countries and the United States may reduce or eliminate such taxes. It is impossible to determine the rate of foreign tax in advance since the amount of the Fund's assets to be invested in various countries is not known. Because the Fund will not have more than 50% of its total assets invested in securities of foreign governments or corporations, the Fund will not be entitled to "pass-through" to shareholders the amount of foreign taxes paid by the Fund. Shareholders are urged to consult their attorneys or tax advisers regarding specific questions as to Federal, state or local taxes.



                        DETERMINATION OF NET ASSET VALUE


     For purposes of determining the Fund's net asset value per share, readily marketable portfolio securities listed on the New York Stock Exchange are valued, except as indicated below, at the last sale price reflected at the close of the regular trading session of the New York Stock Exchange on the business day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices on such day. If no bid or asked prices are quoted on such day, then the security is valued by such method as the Board of Directors shall determine in good faith to reflect its fair market value. Readily marketable securities not listed on the New York Stock Exchange but listed on other national securities exchanges or admitted to trading on the National Association of Securities Dealers Automated Quotations, Inc. ("NASDAQ") National List are valued in like manner. Portfolio securities traded on more than one national securities exchange are valued at the last sale price on the business day as of which such value is being determined as reflected on the tape at the close of the exchange representing the principal market for such securities.

     Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter but excluding securities admitted to trading on the NASDAQ National List, are valued at the mean of the current bid and asked prices as


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reported  by NASDAQ or, in the case of  securities  not  quoted by  NASDAQ,  the
National Quotation Bureau or such other comparable sources as the Board of Directors deems appropriate to reflect their fair value.

     United States Government obligations and other debt instruments having sixty days or less remaining until maturity are stated at amortized cost. Debt instruments having a greater remaining maturity will be valued at the highest bid price obtained from a dealer maintaining an active market in that security or on the basis of prices obtained from a pricing service approved as reliable by the Board of Directors. All other investment assets, including restricted and not readily marketable securities, are valued under procedures established by and under the general supervision and responsibility of the Fund's Board of Directors designed to reflect in good faith the fair value of such securities.

     As indicated in the Prospectus, the net asset value per share of the Fund's shares will be determined on each day that the New York Stock Exchange is open for trading. That Exchange annually announces the days on which it will not be open for trading; the most recent announcement indicates that it will not be open on the following days: New Year's Day, President's Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, that Exchange may close on days not included in that announcement.


                       INVESTMENT PERFORMANCE INFORMATION

     The Fund may furnish data about its investment performance in advertisements, sales literature and reports to shareholders. "Total return" represents the annual percentage change in value of $1,000 invested at the maximum public offering price for the one year period and the life of the Fund through the most recent calendar quarter, assuming reinvestment of all dividends and distributions. The Fund may also furnish total return calculations for these and other periods, based on investments at various sales charge levels or net asset value. Any performance data which is based on the Fund's net asset value per share would be reduced if a sales charge were taken into account.

     Quotations of yield will be based on the investment income per share earned during a particular 30 day period, less expenses accrued during the period ("net investment income") and will be computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:

                          YIELD = 2[(A-B/CD + 1)^6 - 1]


where A = dividends and interest earned during the period, B = expenses accrued for the period (net of any reimbursements), C = the average daily number of shares outstanding during the period that were entitled to receive dividends, and D = the maximum offering price per share on the last day of the period. For the 30 day period ended December 31, 1994, the Fund's yield was 0.38%.


     Quotations of total return will reflect only the performance of a hypothetical investment in the Fund during the particular time period shown. The Fund's total return and current yield may vary from time to time depending on market conditions, the compositions of the Fund's portfolio and operating expenses. These factors and possible differences in the methods used in calculating yield should be considered when comparing the Fund's current yield to yields published for other investment companies and other investment vehicles. Total return and yield should also be considered relative to change in the value of the Fund's shares and the risks associated with with Fund's investment objectives and policies. At any time in the future, total returns and yield may be higher or lower than past total returns and yields and there can be no assurance that any historical return or yield will continue.

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     From  time to time  evaluations  of  performance  are  made by  independent sources that may be used in advertisements concerning the fund. These sources include: Lipper Analytical Services, Weisenberger Investment Company Service, Barron's, Business Week, Kiplinger's Personal Financial Report, Financial World, Forbes, Fortune, Money, Personal Investor, Sylvia Porter's Personal Finance, Bank Rate Monitor, Morningstar and The Wall Street Journal.

     In connection with communicating its yield or total return to current or prospective shareholders, the Fund may also compare these figures to the performance of other mutual funds tracked by mutual fund rating services or to other unmanaged indexes which may assume reinvestment of dividends but generally do not reflect deductions for administrative and management costs.

     Quotations of the Fund's total return will represent the average annual compounded rate of return of a hypothetical investment in the Fund over periods of 1, 5, and 10 years (up to the life of the Fund), and are calculated pursuant to the following formula:

                                  T = (ERV/P)^(1/n) - 1

(where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the redeemable value at the end of the period of a $1,000 payment made at the beginning of the period). All total return figures will reflect the deduction of Fund expenses (net of certain expenses reimbursed by the Adviser) on an annual basis, and will assume that all dividends and distributions are reinvested and will deduct the maximum sales charge, if any is imposed.


     For the period from May 14, 1993 (Commencement of Operations) through December 31, 1993, and for the fiscal year ended December 31, 1994 and for the six month period ended June 30, 1995, the Fund's average annual total return was 9.1%, 4.49% and 6.0% (not annualized), respectively.


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                        APPENDIX TO ADDITIONAL STATEMENT

Description of Moody's Investors
Service, Inc.'s ("Moody's") Corporate
Bond Ratings

     Aaa: Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Aa: Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which made the long term risks appear somewhat larger than in Aaa securities. A: Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future. Baa: Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. Ba: Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. B: Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small. Caa: Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest. Ca: Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings. C: Bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Note: Moody's may apply numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.


Description of Standard & Poor's
Rating Group ("S&P's") Corporate Debt
Ratings


     AAA: Debt rated AAA has the highest rating assigned by S&P's. Capacity to pay interest and repay principal is extremely strong. AA: Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the highest rated issues only in small degree. A: Debt rated A has a strong capacity

--------------------------------------------------------------------------------
B-24

--------------------------------------------------------------------------------

to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories. BBB: Debt rated BBB is regarded as having adequate capacity to pay interest and repay principal. Whereas it normally exhibits protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than for debt in higher rated categories. BB, B, CCC, CC, C: Debt rated BB, B, CCC, CC and C is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions. CI: The rating CI is reserved for income bonds on which no interest is being paid. D: Debt rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless S&P's believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition if debt service payments are jeopardized.

     Plus (+) or Minus (-): The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Description of Moody's Preferred Stock
Ratings

     aaa: An issue which is rated aaa is considered to be a top-quality preferred stock. This rating indicates good asset protection and the least risk of dividend impairment within the universe of preferred stocks. aa: An issue which is rated aa is considered a high-grade preferred stock. This rating indicates that there is reasonable assurance that earnings and asset protection will remain relatively well maintained in the forseeable future. a: An issue which is rated a is considered to be an upper medium grade preferred stock. While risks are judged to be somewhat greater than in the aaa and aa classifications, earnings and asset protection are, nevertheless expected to be maintained at adequate levels. baa: An issue which is rated baa is considered to be medium grade, neither highly protected nor poorly secured. Earnings and asset protection appear adequate at present but may be questionable over any great length of time. ba: An issue which is rated ba is considered to have speculative elements and its future cannot be considered well assured. Earnings and asset protection may be very moderate and not well safeguarded during adverse periods. Uncertainty of position characterizes preferred stocks in this class. b: An issue which is rated b generally lacks the characteristics of a desirable investment. Assurance of dividend payments and maintenance of other terms of the issue over any long period of time may be small. caa: An issue which is rated caa is likely to be in arrears on dividend payments. This rating designation does not purport to indicate the future status of payment. ca: An issue which is rated ca is speculative in a high degree and is likely to be in arrears on dividends with little likelihood of eventual payment. c: This is the lowest rated class of preferred or preference stock. Issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

     Note: Moody's may apply numerical modifiers 1, 2 and 3 in each rating classification from "aa" through "b" in its preferred stock rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. Description of S&P's Preferred Stock Ratings

--------------------------------------------------------------------------------
                                                                            B-25

--------------------------------------------------------------------------------

Description of Moody's Preferred Stock
Ratings

     AAA: This is the highest rating that may be assigned by S&P's to a preferred stock issue and indicates an extremely strong capacity to pay the preferred stock obligations. AA: A preferred stock issue rated AA also qualifies as a high-quality fixed income security. The capacity to pay preferred stock obligations is very strong, although not as overwhelming as for issues rated AAA. A: An issue rated A is backed by a sound capacity to pay the preferred stock obligations, although it is somewhat more susceptible to the adverse effect of changes in circumstances and economic conditions. BBB: An issue rated BBB is regarded as backed by an adequate capacity to pay the preferred stock obligations. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to make payments for a preferred stock in this category than for issues in the A category. BB, B, CCC: Preferred stock rated BB, B, and CCC are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay preferred stock obligations. BB indicates the lowest degree of speculation and CCC the highest degree of speculation. While such issues will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.
CC: The rating CC is reserved for a preferred stock in arrears on dividends or sinking fund payments but that is currently paying. C: A preferred stock rated C is a non-paying issue. D: A preferred stock rated D is a non-paying issue with the issuer in default on debt instruments.

     Plus (+) or Minus (-): The ratings from "AA" to "B" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

--------------------------------------------------------------------------------
B-26

The Gabelli ABC Fund
Portfolio of Investments (Unaudited) -- June 30, 1995
================================================================================

    Principal
     Amount                                                         Market
    or Shares                                        Cost            Value
    --------                                         ----           ------
               COMMON STOCKS--63.70%

               AUTOMOTIVE: PARTS AND ACCESSORIES - 0.53%
       4,300   Hi-Lo Automotive Inc.+.............  $   45,902      $   45,150
       3,000   Wynn's International, Inc. ........      63,150          69,750
                                                    ----------      ----------
                                                       109,052         114,900
                                                    ----------      ----------

               AVIATION: PARTS AND ACCESSORIES - 0.20%
       6,000   Hi-Shear Industries Inc.+..........      31,300          44,250
                                                    ----------      ----------

               BROADCASTING - 0.08%
       1,500   Ackerley Communications, Inc.+ ....      13,575          18,375
                                                    ----------      ----------

               CABLE - 0.36%
       2,000   Multimedia Inc.+...................      78,037          77,500
                                                    ----------      ----------

               COMPUTER SOFTWARE AND SERVICES - 24.74%
       1,000   Baan Company N.V.+.................      16,000          30,875
       3,500   LEGENT Corporation+................     152,109         153,125
      82,000   Lotus Development Corporation+.....   5,227,405       5,227,500
                                                    ----------      ----------
                                                     5,395,514       5,411,500
                                                    ----------      ----------

               CONSUMER PRODUCTS - 0.68%
      13,000   Carter-Wallace, Inc. ..............     136,244         147,875
                                                    ----------      ----------

               DIVERSIFIED INDUSTRIAL  - 0.72%
      20,000   Katy Industries, Inc. .............     499,425         157,500
                                                    ----------      ----------

               ENERGY - 0.33%
       5,100   Southwest Gas Corporation .........      83,130          72,675
                                                    ----------      ----------

               FINANCIAL SERVICES - 0.05%
       1,000   Duff & Phelps Corporation .........      12,426          10,750
                                                    ----------      ----------

               HEALTH CARE - 18.82%
       6,000   Genentech, Inc.+...................     287,150         291,750
     150,000   Marion Merrell Dow Inc. ...........   3,770,834       3,825,000
                                                    ----------      ----------
                                                     4,057,984       4,116,750
                                                    ----------      ----------

               INDUSTRIAL EQUIPMENT AND SUPPLIES - 0.57%
       9,000   Ampco-Pittsburgh Corporation ......      62,350          82,125
       5,000   Nortek, Inc.+......................      54,000          43,125
                                                    ----------      ----------
                                                       116,350         125,250
                                                    ----------      ----------

               RETAIL - 1.33%
      25,000   Bruno's, Inc. .....................     289,377         290,625
                                                    ----------      ----------


               WIRELESS COMMUNICATIONS - 15.29%
       4,000   Cellular Communications, Inc.
                 Cl. A+...........................     185,830         182,000
      25,000   LIN Broadcasting Corporation ......   3,080,353       3,162,500
                                                    ----------      ----------
                                                     3,266,183       3,344,500
                                                    ----------      ----------
               TOTAL COMMON STOCKS ...............  14,088,597      13,932,450
                                                    ----------      ----------

               CONVERTIBLE CORPORATE BONDS - 9.03%

               BUSINESS SERVICES - 0.45%
     $94,000   Trans-Lux Corporation Sub. Deb. Cv.
                  9.00%, 12/01/05 ................      96,203          97,760
                                                    ----------      ----------

               ENTERTAINMENT - 8.13%
   1,700,000   Time Warner Inc. Sub. Deb. Cv.
                  8.75%, 01/10/15 ................   1,796,807       1,778,625
                                                    ----------      ----------

               FOOD AND BEVERAGE - 0.45%
    $110,000   Flagstar Companies, Inc. Sub. Deb. Cv.
                10.00%, 11/01/14 .................     103,691          78,100
      20,000   Ingles Markets, Incorporated
                  Sub. Deb. Cv.
                  10.00%, 10/15/08 ...............      20,932          20,900
                                                    ----------      ----------
                                                       124,623          99,000
                                                    ----------      ----------
               TOTAL CONVERTIBLE
                CORPORATE BONDS ..................   2,017,633       1,975,385
                                                    ----------      ----------

               CONVERTIBLE PREFERRED STOCKS--0.22%

               INDUSTRIAL EQUIPMENT AND SUPPLIES - 0.22%
         500   Navistar International Corporation
                  $6.00 Cv. Pfd. Ser. G ..........      27,275          26,000
       1,500   NYCOR, Inc. $1.70 Cv. Pfd. ........      26,250          22,500
                                                    ----------      ----------
                                                        53,525          48,500
                                                    ----------      ----------
               TOTAL CONVERTIBLE
                PREFERRED STOCKS .................      53,525          48,500
                                                    ----------      ----------

               CORPORATE BONDS - 3.67%

               FOOD AND BEVERAGE - 0.36%
    $100,000   Flagstar Companies, Inc.
                  11.25%, 11/01/04 ...............     100,792          78,500
                                                    ----------      ----------
               INDUSTRIAL EQUIPMENT
                AND SUPPLIES--3.31%
     800,000   Nortek, Inc.
                  9.875%, 03/01/04 ...............     794,245         724,000
                                                    ----------      ----------
               TOTAL CORPORATE BONDS .............     895,037         802,500
                                                    ----------      ----------

               U.S. GOVERNMENT OBLIGATIONS--28.69%
  $6,310,000   U.S. Treasury Bills, 5.27%
                  to 5.50% Due 07/27/95 to
                  08/17/95 .......................   6,273,797       6,273,797
                                                    ----------      ----------
               TOTAL U.S. GOVERNMENT
                OBLIGATIONS ......................   6,273,797       6,273,797
                                                    ----------      ----------
               TOTAL INVESTMENTS--105.31% ........ $23,328,589      23,032,632
                                                    ==========

               Liabilities in Excess of
                Other Assets--(5.31%) ............                  (1,161,990)
                                                                   -----------
               NET ASSETS--100.00% ...............                 $21,870,642
                (2,156,354 shares outstanding)                     ===========

               Net Asset Value and Redemption
                  Price Per Share ................                      $10.14
                                                                        ======
               MAXIMUM PUBLIC OFFERING PRICE PER SHARE
               ($10.14/.980 Based on a maximum
                  sales charge of 2.0%) ..........                      $10.35
                                                                        ======
----------------------
+ Non-income producing security.


    The accompanying notes are an integral part of the financial statements.

                              The Gabelli ABC Fund

Statement of Assets and Liabilities (Unaudited)
June 30, 1995
================================================================================
Assets:
   Investments in securities, at value
        (Cost $23,328,589) .....................      $23,032,632
   Cash ........................................          157,041
   Accrued interest receivable .................           68,637
   Receivable for Fund shares sold .............            2,625
   Dividends receivable ........................           39,890
   Deferred organizational expenses ............           69,354
                                                      -----------
        Total Assets ...........................       23,370,179
                                                      -----------
Liabilities:
   Payable for investments purchased ...........        1,419,419
   Payable to Advisor ..........................           18,121
   Payable to Custodian ........................            1,812
   Payable for Fund shares redeemed ............           13,279
   Payable for distribution fees ...............            9,290
   Other accrued expenses ......................           37,616
                                                      -----------
        Total Liabilities ......................        1,499,537
                                                      -----------
        Net Assets (applicable to 2,156,354
         shares outstanding) ...................      $21,870,642
                                                      ===========
        Net asset value and redemption
         price per share .......................           $10.14
                                                      ===========
        Maximum offering price per share
         ($10.14/.98 based on a
         maximum sales charge of 2%) ...........           $10.35
                                                      ===========
Net Assets Consist of:
   Capital Stock, at par value .................      $     2,156
   Additional paid-in-capital ..................       21,278,258
   Accumulated undistributed net realized gain
        on investments .........................          669,759
   Accumulated undistributed net investment
        income .................................          216,913
   Net unrealized depreciation on investments
        and assets and liabilities denominated
        in foreign currencies ..................         (296,444)
                                                       ----------
        Net Assets .............................      $21,870,642
                                                      ===========


Statement of Operations (Unaudited)
For the Six Months Ended June 30, 1995
================================================================================
Investment Income:
   Interest ....................................      $   363,687
   Dividends ...................................          101,941
                                                       ----------
        Total Income ...........................          465,628
                                                       ----------
Expenses:
   Investment advisory fee .....................          114,452
   Transfer & shareholder servicing agent ......           45,472
   Distribution expenses .......................           28,639
   Legal and audit fees ........................           15,000
   Amortization of organization expenses .......           12,729
   Printing and mailing ........................            8,000
   Directors fees and expenses .................            6,500
   Custodian fees and expenses .................            5,944
   Registration fees ...........................            3,025
   Miscellaneous ...............................              990
                                                       ----------
        Total Expenses .........................          240,751
                                                       ----------
   Investment income - net .....................          224,877
                                                       ----------

Net Realized and Unrealized Gain (Loss)
 on Investments:
   Net realized gain on investments and
        foreign currency transactions ..........          718,754
   Net realized loss on futures ................          (44,165)
   Net change in unrealized depreciation .......          440,276
                                                       ----------
        Net gain on investments ................        1,114,865
                                                       ----------
   Net increase in net assets resulting
         from operations .......................       $1,339,742
                                                       ==========

Statement of Changes in Net Assets (Unaudited)
====================================================================================================================================
                                                                                  Six Months Ended                  Year Ended
                                                                                    June 30, 1995                December 31, 1994
                                                                                  ----------------              ------------------
        Increase in Net Assets:
                  Investment income - net ......................................     $   224,877                    $   813,541
                  Net realized gain on investments and
                    foreign currency transactions ..............................         718,754                      1,573,688
                  Net realized loss on futures .................................         (44,165)                      (103,150)
                  Change in unrealized depreciation - net ......................         440,276                     (1,064,232)
                                                                                     -----------                    -----------
                    Net increase in net assets resulting from operations .......       1,339,742                      1,219,847
                                                                                     -----------                    -----------
                  Distributions to shareholders from:
                    Net investment income ......................................             --                        (820,606)
                    Net realized gain ..........................................             --                      (1,445,219)
                                                                                     -----------                    -----------
                                                                                             --                      (2,265,825)
                                                                                     -----------                    -----------
                  Share transactions - net .....................................      (3,887,823)                    16,617,988
                                                                                     -----------                    -----------
                    Net increase (decrease) in net assets ......................      (2,548,081)                    15,572,010
        Net Assets:
                  Beginning of period ..........................................      24,418,723                      8,846,713
                                                                                     -----------                    -----------
                  End of period (including undistributed
                    net investment income of $216,913 and
                    ($7,964), respectively) ....................................     $21,870,642                    $24,418,723
                                                                                     ===========                    ===========

    The accompanying notes are an integral part of the financial statements.

The Gabelli ABC Fund
Notes to Financial Statements (Unaudited)
================================================================================



1. Significant Accounting Policies. The Gabelli ABC Fund, Inc. (the "Fund") is a series of Gabelli Investor Funds, Inc. (the "Corporation"), incorporated in Maryland on October 30, 1992. The Fund is an open-end, non-diversified management investment company. The following is a summary of significant accounting policies followed by the Fund:

Security Valuation. Portfolio securities listed or traded on the New York or American Stock Exchanges or quoted by the National Association of Securities Dealers Automated Quotations, Inc. ("NASDAQ") are valued at the last sale price on that exchange (if there were no sales that day, the security is valued at the average of the bid and asked price). All other portfolio securities for which NASDAQ market quotations are readily available are valued at the latest average of the bid and asked prices. When market quotations are not readily available, portfolio securities are valued at their fair value as determined in good faith under procedures established by and under the general supervision of the Corporation's Directors. Short-term debt securities with remaining maturities of 60 days or fewer are valued at amortized cost, unless the Directors determine such does not reflect the securities' fair value, in which case these securities will be valued at their fair value as determined by the Directors. Options are valued at the last sale price on the exchange on which they are listed, unless no sales of such options have taken place that day, in which case they will be valued at the mean between their closing bid and asked prices.

Foreign Currency Transactions. The books and records of the Fund are maintained in U.S. dollars as follows:

(i) market value of investment securities and other assets and liabilities are recorded at the exchange rate on the valuation date.

(ii) purchases and sales of investment securities, income and expenses are recorded at the exchange rate prevailing on the respective date of such transactions.

The Fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuation arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Security Transactions and Investment Income. Security transactions are accounted for on the dates the securities are purchased or sold (the trade dates), with realized gain and loss on investments determined by using specific identification as the cost method. Interest income (including amortization of premium and discount) is recorded as earned. Dividend income and dividend and capital gain distributions to shareholders are recorded on the ex-dividend date.

Federal Income Taxes. The Fund has qualified and intends to continue to qualify as a "regulated investment company" under Subchapter M of the Internal Revenue Code of 1986 and distribute all of its taxable income to its shareholders. Therefore, no Federal income tax provision is required.

2. Capital Stock Transactions. The Articles of Incorporation, dated October 30, 1992, permit the Fund to issue one billion shares (par value $0.001). Transactions in shares of common stock were as follows:

                                                               Six Months Ended                        Year Ended
                                                                 June 30, 1995                      December 31, 1994
                                                         -----------------------------       -----------------------------
                                                         Shares            Amount             Shares             Amount
                                                         -------         ----------          --------          ----------
Shares sold .........................................    192,338          $ 1,843,147        2,151,014         $21,534,845
Shares issued upon reinvestment of dividends ........         --                   --          236,769           2,254,043
Shares redeemed .....................................   (587,991)          (5,730,970)        (717,837)         (7,170,900)
                                                        --------          -----------        ---------         -----------
 Net increase (decrease) ............................   (395,653)         $(3,887,823)       1,669,946         $16,617,988
                                                        ========          ===========        =========         ===========

The Gabelli ABC Fund
Notes to Financial Statements (Unaudited) (Continued)
================================================================================

3. Purchases and Sales of Securities. Purchases and sales of securities for the six months ended June 30, 1995, other than U.S. government obligations and short-term securities, aggregated $52,662,806 and $49,853,095, respectively.

Futures Contracts. The Fund may engage in futures contracts for the purpose of hedging against changes in the value of its portfolio securities and in the value of securities it intends to purchase. Such investments will only be made if they are, in the opinion of Fund management, economically appropriate to the reduction of risks involved in the management of the Fund. Upon entering into a futures contract, the Fund is required to deposit with the broker an amount of cash or cash equivalents equal to a certain percentage of the contract amount. This is known as the "initial margin." Subsequent payments ("variation margin") are made or received by the Fund each day, depending on the daily fluctuation of the value of the contract. The daily changes in the contract are recorded as unrealized gains or losses. The Fund recognizes a realized gain or loss when the contract is closed. The net unrealized appreciation/depreciation is shown in the financial statements.

There are several risks in connection with the use of futures contracts as a hedging device. The change in value of futures contracts primarily corresponds with the value of their underlying instruments, which may not correlate with the change in value of the hedged investments. In addition, there is the risk that the Fund may not be able to enter into a closing transaction because of an illiquid secondary market. During the six months ended June 30, 1995, the Fund sold short futures contracts aggregating $2,430,000, and closed short futures contracts aggregating $2,474,165.

Options. The Fund may purchase or write call or put options on securities or indices. As a writer of call options, the Fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. The Fund would incur a loss if the price of the underlying financial instrument, increases above the strike price between the date the option is written and the date on which the option is terminated if the option is not covered. The Fund would realize a gain, to the extent of the premiums, if the option is not exercised. For the six months ended June 30, 1995, the Fund had no activity in written call options.

As a purchaser of call options, the Fund pays a premium for the right to buy from the seller of the call option the underlying security at a specified price. The seller of the call has the obligation to sell the underlying security upon exercise at the exercise price. For the six months ended June 30, 1995, the Fund had no activity in purchased call options.

Short-selling. The Fund is engaged in short-selling, which obligates the Fund to replace the security borrowed by purchasing the security at current market value. The Fund would incur a loss if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund would realize a gain if the price of the security declines between those dates. Until the Fund replaces the borrowed security, the Fund will maintain daily, a segregated account with cash and/or U.S. Government securities sufficient to cover its short position.

Repurchase Agreements. The Fund may enter into repurchase agreements with government securities dealers recognized by the Federal Reserve Board, with member banks of the Federal Reserve System or with other brokers or dealers that meet the credit guidelines established by the Directors. The Fund will always receive and maintain securities as collateral whose market value, including accrued interest, will be at least equal to 100% of the dollar amount invested by the Fund in each agreement, and the Fund will make payment for such securities only upon physical delivery or upon evidence of book entry transfer, of the collateral to the account of the custodian. To the extent that any

The Gabelli ABC Fund
Notes to Financial Statements (Unaudited) (Continued)
================================================================================

repurchase transaction exceeds one business day, the value of the collateral is marked-to-market on a daily basis to maintain the adequacy of the collateral. If the seller defaults and the value of the collateral declines, or if bankruptcy proceedings are commenced with respect to the seller of the security, realization of the collateral by the Fund may be delayed or limited.

4. Investment Advisory Contract. The Fund employs Gabelli Funds, Inc. (the "Advisor") to provide a continuous investment program for the Fund's portfolio, provide all facilities and personnel, including officers, required for its administrative management, and to pay the compensation of all officers and Directors of the Fund who are affiliated with the Advisor. As compensation for the services rendered and related expenses borne by the Advisor, the Fund pays the Advisor a fee, computed and accrued daily and payable monthly, equal to 1.00% per annum of the Fund's average daily net assets. The Advisor is obligated to reimburse the Fund in the event the Fund's expenses exceed the most restrictive expense ratio limitation imposed by any state, currently believed to be 2.5% of the first $30 million of the Fund's average daily net assets (excluding taxes, interest, distribution expenses and extraordinary items). No such reimbursement was required during the six months ended June 30, 1995.

5. Organization Expenses. The organization expenses of the Fund are being amortized on a straight-line basis over a period of 60 months. The Advisor has agreed that in the event that any of the initial 10,000 shares it acquired on April 23, 1993 are redeemed during the period of amortization of the Fund's organization expenses, the redemption proceeds will be reduced by any such unamortized organization expenses in the same proportion as the number of initial shares being redeemed bears to the number of initial shares outstanding at the time of redemption.

6. Distribution Plan. The Fund's Board of Directors has adopted a distribution plan (the "Plan") under Section 12(b) of the Investment Company Act of 1940 and Rule 12b-1 thereunder. For the six months ended June 30, 1995, the Fund has incurred distribution costs of $28,639, or 0.25% of average net assets, the annual limitation under the Plan, payable to Gabelli & Company, Inc., an affiliate of the Advisor. The Board of Directors has approved that Distribution costs incurred by Gabelli & Company, Inc., totalling $180,233 which are in excess of the 0.25% limitation may be recovered from the Fund in future periods, subject to such limitation.

7. Transactions with Affiliates. The Fund paid brokerage commissions during the six months ended June 30, 1995 of $6,012 to Gabelli & Company, Inc. For the six months ended June 30, 1995, Gabelli & Company, Inc. has informed the Fund that it received $1,397 from investors in commissions (sales charges and underwriting fees) on sales of Fund shares.

The Gabelli ABC Fund
Financial Highlights (Unaudited)
====================================================================================================================================

Selected data for a share of capital stock outstanding throughout each period:

                                                                                                                   May 14, 1993
                                                                  Six Months                                     (Commencement of
                                                                     Ended                 Year Ended           Operations) through
                                                                 June 30, 1995          December 31, 1994        December 31, 1993
                                                                 -------------          ----------------        ------------------
Operating Performance:
 Net asset value, beginning of period .........................    $   9.57                  $ 10.03                   $ 10.00
                                                                   --------                   ------                   -------
 Net investment income ........................................        0.10                     0.33                      0.29
 Net realized and unrealized gain on investments ..............        0.47                     0.12                      0.62
                                                                   --------                   ------                   -------
 Total from investment operations .............................        0.57                     0.45                      0.91
                                                                   --------                   ------                   -------
Less Distributions:
 Dividends from net investment income .........................          --                    (0.33)                    (0.29)
 Distributions from net realized gain on investments ..........          --                    (0.58)                    (0.59)
                                                                   --------                   ------                   -------
 Total distributions ..........................................          --                    (0.91)                    (0.88)
                                                                   --------                   ------                   -------
 Net Asset Value, End of Period ...............................    $  10.14                   $ 9.57                   $ 10.03
                                                                   ========                   ======                   =======
 Total Return (not reflecting sales load) .....................        5.96%                    4.49%                     9.10%
Ratios to average net assets/supplemental data:
 Net assets, end of Period (in thousands) .....................     $21,871                  $24,419                   $ 8,847
 Ratio of operating expenses to average net assets+............        2.10%*                   2.09%                     2.75%*
 Ratio of net investment income to average net assets+.........        1.97%*                   2.95%                     2.96%*
 Portfolio Turnover Rate ......................................      307.85%                  489.54%                   232.33%


---------
*   Annualized.
+ Net of expenses assumed by the Advisor equivalent to 0.00%, 0.14% and 0.82%, respectively.

The Gabelli ABC Fund
Report of Grant Thornton LLP, Independent Auditors
================================================================================

Shareholders and Board of Directors
The Gabelli ABC Fund

      We have audited the accompanying statement of assets and liabilities of The Gabelli ABC Fund, including the portfolio of investments as of December 31, 1994, and the related statement of operations for the year then ended, the statement of changes in net assets and financial highlights for the year then ended and for the period from May 14, 1993 (commencement of operations) through December 31, 1993. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements and financial highlights referred to above present fairly, in all material aspects, the financial position of The Gabelli ABC Fund at December 31, 1994, the results of its operations, the changes in its net assets and the financial highlights for the periods indicated above, in conformity with generally accepted accounting principles.




New York, New York
February 5, 1995

--------------------------------------------------------------------------------

                            PART C: OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(A)  Financial Statements:

(1)  Financial Statements included in Part A, the Prospectus:


     (a) Financial Highlights for the period from May 14, 1993 (commencement of operations) through December 31, 1993 and for the fiscal year ended December 31, 1994 and for the six month period ended June 30, 1995.


(2)  Financial  Statements  included  in Part B,  the  Statement  of  Additional
     Information:

     (a)  Report of Independent Auditors**


     (b) Statement of Assets and Liabilities for the fiscal year ended December 31, 1994 (incorporated by reference) and for the six month period ended June 30, 1995 (unaudited)

     (c)  Portfolio of Investments, June 30, 1995 (unaudited)

     (d) Statement of Operations for the fiscal year ended December 31, 1994 (incorporated by reference) and for the six month period ended June 30, 1995 (unaudited)

     (e) Statement of Changes in Net Assets for the period from May 14, 1993 (commencement of operations) through December 31, 1993 and for the fiscal year ended December 31, 1994 and for the six month period ended June 30, 1995 (unaudited)**

     (f) Financial Highlights for the period from May 14, 1993 (commencement of operations) through December 31, 1993 and for the fiscal year ended December 31, 1994 and for the six month period ended June 30, 1995 (unaudited)**

     (g)  Notes to the Financial Statements**


(B)  Exhibits:

       Exhibit No.      Description of Exhibits
            1           Articles of Incorporation of Registrant*
            2           By-Laws of Registrant*
            3           Not applicable
            4           Specimen  copies  of  certificates  for shares issued by
                        Registrant*
            5           Form of Investment Advisory Agreement*
            6           Form of Distribution Agreement*
            7           Not applicable
          8(a)          Form of Custodian Contract*
            9           Form of Transfer Agency and Service Agreement*
          10(a)         Opinion and consent of Counsel for the Registrant*
          11(a)         Consent of Independent Auditors
           12           Not applicable
           13           Subscription Agreement*
           14           Not Applicable

--------------------------------------------------------------------------------
                                                                             C-1

--------------------------------------------------------------------------------

       Exhibit No.      Description of Exhibits
           15           Distribution Plan under Rule 12b-1*
           16           Computation of Performance Quotations
           17           Financial Data Schedule
           18           Form of Reimbursement Agreement for Performance Guaranty
                        Program*

          24(a)         Power of Attorney*
          24(b)         Not applicable
--------------
 * Previously filed as an exhibit to the Post-Effective Amendment No. 1 to Registration Statement No. 33-54016 filed on November 4, 1993.
** Previously filed with the Fund's Annual Report for the year ended December 31, 1994 filed on March 10, 1995.

Item 25. Persons Controlled by or Under Common Control with Registrant

None

Item 26. Number of Holders of Securities

As of September 15, 1995, the approximate number of holders of securities of the registrant were:

Title of Class                                          Number of Record Holders
Common Stock, par value $.001 per share                 4,553

Item 27. Indemnification

Under Article V, Section 1, of the registrant's By-Laws, any past or present director or officer of registrant is indemnified to the fullest extent permitted by law against liability and all expenses reasonably incurred by him in connection with any action, suit or proceeding to which he may be a party or otherwise involved by reason of his being or having been a director or officer of registrant. This provision does not authorize indemnification when it is determined, in the manner specified in the By-Laws, that such director or officer would otherwise be liable to registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his duties. In addition, Section 1 provides that to the fullest extent permitted by Maryland General Corporation Law, as amended from time to time, no director or officer of the Fund shall be personally liable to the Fund or its stockholders for money damages, except to the extent such exemption from liability or limitation thereof is not permitted by the Investment Company Act of 1940, as amended from time to time. Under Article V, Section 2, of the registrant's By-Laws, expenses may be paid by registrant in advance of the final disposition of any action, suit or proceeding upon receipt of an undertaking by such director or officer to repay such expenses to registrant in the event that it is ultimately determined that indemnification of the advanced expenses is not authorized under the By-Laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the "1933 Act") may be permitted to directors, officers and controlling persons of registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is


--------------------------------------------------------------------------------
C-2

--------------------------------------------------------------------------------


asserted by such director, officer or controlling person in connection with the securities being registered, registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 28. Business and Other Connections of Investment Adviser

Gabelli Funds, Inc. is the investment adviser of the registrant (the "Adviser"). For a list of officers and directors of the Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Adviser or such officers and directors during the past two years, reference is made to Form ADV filed by it under the Investment Advisers Act of 1940.

Item 29. Principal Underwriters

(A) The Distributor, Gabelli & Company, Inc., is also the principal underwriter for The Gabelli Global Telecommunications Fund, The Gabelli Global Interactive Couch Potato Fund, The Gabelli Global Convertible Securities Fund, The Gabelli Growth Fund, The Gabelli Asset Fund, The Gabelli Value
     Fund, The Gabelli Capital Asset Fund, The Gabelli Small Cap Growth Fund, Gabelli Equity Income Fund, Gabelli Gold Fund, Inc., The Westwood Funds and The Gabelli Money Market Funds.

(B) For information with respect to each director and officer of Gabelli & Company, Inc., reference is made to Form BD filed by Gabelli & Company, Inc. under the Securities Exchange Act of 1934.

(C)  Inapplicable.

Item 30. Location of Accounts and Records

All such accounts,  books and other  documents are maintained at the offices of:
Gabelli Funds, Inc., One Corporate Center, Rye, New York, 10580-1434; and State Street Bank and Trust Company, 1776 Heritage Drive, North Quincy, Massachusetts 02171.

Item 31. Management Services

Not applicable.

Item 32. Undertakings

(C) Registrant hereby undertakes to furnish to each person to whom a prospectus is delivered a copy of Registrant's latest Annual Report to Shareholders upon request and without charge.


--------------------------------------------------------------------------------
                                                                             C-3

--------------------------------------------------------------------------------
                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rye and State of New York on the 10th day of October, 1995.

                                            THE GABELLI INVESTOR FUNDS

                                            /s/ Bruce N. Alpert
                                            ------------------------------------
                                            By: Bruce N. Alpert
                                            Vice President and Treasurer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the Registration Statement has been signed below by the following in the capacities and on the dates indicated.

       Signature                    Title                             Date
       ---------                    -----                             ----

            *               President and Trustee               October 10, 1995
-----------------------
Mario J. Gabelli

            *               Vice President and Treasurer        October 10, 1995
-----------------------
Bruce N. Alpert

            *               Director                            October 10, 1995
-----------------------
Vincent D. Enright

            *               Director                            October 10, 1995
-----------------------
Anthony Colavita

            *               Director                            October 10, 1995
-----------------------
Karl Otto Pohl

            *               Director                            October 10, 1995
-----------------------
Werner Roeder, M.D.

*By:  /s/ Bruce N. Alpert
      -------------------------------------
      Bruce N. Alpert
      Attorney-in-fact


--------------------------------------------------------------------------------
C-4

--------------------------------------------------------------------------------


                                  EXHIBIT INDEX


 Exhibit No.                                         Description of Exhibits
 -----------                                         -----------------------
          11      Consent of Independent Auditors
          16      Computation of Performance Quotations
          17      Financial Data Schedule



--------------------------------------------------------------------------------
                                                                               1